1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2019
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	2019 INTERIM RESULTS ANNOUNCEMENT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2019	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2019 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "**Group**") for the six months ended 30 June 2019. This announcement, containing the full text of the 2019 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2019 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and of the Company at www.chalco.com.cn.

Contents

CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese registered name	:	中國鋁業
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO
2.	First registration date	:	10 September 2001
	Registered address	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Principal place of business in Hong Kong	:	Room 4501, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong (Note 1)
	Internet website of the Company	:	www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn
3.	Legal representative	:	Lu Dongliang (Note 2)
	Company (Board) secretary	:	Wang Jun
	Telephone	:	(8610)82298322
	Fax	:	(8610)82298158
	E-mail	:	IR@chalco.com.cn
	Address	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for Company's securities related affairs	:	Zhao Hongmei
	Telephone	:	(8610)82298322
	Fax	:	(8610)82298158
	E-mail	:	IR@chalco.com.cn
	Address	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	:	Office of the Board
	Telephone for corporate information and inquiry	:	(8610)82298322

4.	Share registrar		
	A shares	:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No.166, Lujiazui Road (East), Shanghai, the PRC (Postal Code: 200120)
	H shares	:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office 240 Greenwich Street, New York, NY 10286, USA
5.	Places of listing	:	Shanghai Stock Exchange ("**SSE**") The Stock Exchange of Hong Kong Limited ("**Hong Kong Stock Exchange**") New York Stock Exchange ("**NYSE**")
	Stock name	:	CHALCO
	Stock code	:	601600 (SSE) 2600 (Hong Kong Stock Exchange) ACH (NYSE)
6.	Principal bankers	:	Industrial and Commercial Bank of China China Construction Bank
7.	Unified social credit code for corporate legal person	:	911100007109288314
8.	Independent auditors	:	Ernst & Young Certified Public Accountants 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Ernst & Young Hua Ming LLP 16/F, Ernst & Young Tower, Oriental Plaza, 1 East Chang'an Avenue, Dongcheng District, Beijing, the PRC (Postal Code: 100738)

9. Legal advisers : *as to PRC laws:*
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower A,
1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC
(Postal code:100004)

as to Hong Kong laws:
Baker & McKenzie
14/F, One Taikoo Place, 979 King's Road, Quarry Bay,
Hong Kong

as to United States laws:
Sullivan & Cromwell (Hong Kong) LLP
28th Floor Nine Queen's Road Central
Hong Kong

10. Place for inspection of corporate information : Office of the Board of the Company

Note 1 : With effect from 26 July 2019, the principal place of business of the Company in Hong Kong was changed to Room 4501, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong from 9/F, The Center, 99 Queen's Road Central, Central, Hong Kong.

Note 2 : On 21 February 2019, Mr. Yu Dehui resigned as the chairman and an executive director of the Company. At the 39th meeting of the 6th session of the Board of the Company held on the same day, Mr. Lu Dongliang was elected as the chairman of the Company. According to the relevant requirements of the Articles of Association of Aluminum Corporation of China Limited, the Company changed its legal representative from Mr. Yu Dehui to Mr. Lu Dongliang. The Company completed the relevant procedures of changes in industrial and commercial registration on 8 April 2019.

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") announces the unaudited interim results of the Company and its subsidiaries (together, the "**Group**") for the six months ended 30 June 2019. On behalf of the Board and all employees of the Company, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

PRODUCT MARKET REVIEW

ALUMINA MARKET

In the first half of 2019, prolonged Sino-US trade tensions led to a weakening of global economic growth and a decline in investment growth, and the tariff and trade uncertainties hit commodity prices bitterly. Domestically, China's economic growth has slowed down amid rising global economic uncertainty. The macro economy is heading down, causing pressure on the aluminum market. Alumina price in China showed fluctuations within certain range in the first half of the year.

In the international market, due to the gradual resumption of production at the alumina plant of Hydro Aluminum in Brazil, the lifting of sanctions on RUSAL, and new capacity putting into operation, the global supply of alumina was on the rise, and alumina price kept sliding. The considerable difference between alumina prices at home and abroad has prompted China to restart import of alumina, which made China once again become a net importer of alumina. In the first half of 2019, the lowest and highest FOB prices of alumina from Australia were USD321 per tonne and USD418 per tonne, respectively, with an average price of USD375 per tonne, representing a decrease of 17% over the same period last year.

In the domestic market, the domestic alumina price continued the last year's downward trend from the beginning of 2019 and slipped to RMB2,657 per tonne in mid-April, during which period, the supply and demand of alumina swung back to a weak balance as high-cost alumina producers in the northern region reduced production and overhauled equipment under pressure from operation, environmental protection and raw material supply. In the second quarter, stimulated by environmental protection policies, alumina price rebounded from RMB2,800 per tonne to RMB3,200 per tonne within a short term. However, since mid-June, alumina price began to decline rapidly and fell to RMB2,750 per tonne at the end of June. In the first half of 2019, the highest and lowest prices of domestic spot alumina were RMB3,139 per tonne and RMB2,657 per tonne, respectively, with an average price of RMB2,863 per tonne, representing a slight decrease of 0.9% over the same period last year.

According to the statistics, the global output and consumption of alumina for the first half of 2019 were approximately 62.79 million tonnes and approximately 62.86 million tonnes, respectively, both representing a year-on-year increase of 1.8%. The domestic output and consumption of alumina were approximately 36.03 million tonnes and approximately 35.87 million tonnes, respectively, representing a year-on-year increase of 2.3% and 0.7%, respectively.

PRIMARY ALUMINUM MARKET

In the first half of 2019, under the impact of the Sino-US trade frictions, the global economy slowed down, the manufacturing industry slumped, consumer market depressed, economy downward pressure mounted and the aluminum prices saw a year-on-year decrease both at home and abroad.

In the international market, in the first half of 2019, the foreign demand for aluminum was stagnant amid a weak global macro economy while the supply of aluminum increased due to a ramp-up in new and resumed capacity, such periodical transition of supply and demand relationship accelerated the decline of the LME aluminum price. Meanwhile, US's lifting of sanctions on RUSAL and the weakened impact of the output reduction of the alumina plant of Hydro Aluminum in Brazil also fueled the downward pressure on the LME aluminum price. Under the impact of multiple negative factors, international aluminum price slid all the way down to nearly three-year low levels in the first half of the year, with the LME three-month aluminum futures price falling to USD1,782 per tonne in June. In the first half of 2019, the average prices of spot aluminum and three-month aluminum futures at LME were USD1,826 per tonne and USD1,849 per tonne, respectively, representing a year-on-year decrease of 17.3% and 16.3%, respectively.

In the domestic market, in the first half of 2019, aluminum futures price first declined and then picked up. In the first quarter, the domestic aluminum futures price continued the downward trend since the second half of 2018, and the plunge in the prices of alumina, anodes and other raw materials weakened the support for aluminum price at the cost side. Although downstream processing enterprises resumed production after the Spring Festival, there wasn't any significant improvement in domestic consumption, and thus the total inventory of aluminum ingots quickly increased, causing more pressure on the supply side. However, the stimulus policies introduced by the Chinese government began to show effect, providing a stronger support for aluminum prices, and aluminum price bounced back gradually from the bottom low. In the second quarter, China's economy showed strong growth momentum, and the tax and fee reduction policies formally came into effect. Moreover, as China's GDP growth in the first quarter was better than expected, and aluminum consumption fully recovered, inventories dropped rapidly. In addition, the rebound in alumina prices provided strong support for the cost of electrolytic aluminum. As such, multiple favorable factors contributed to the upward trend of aluminum prices at the SHFE. In the first half of 2019, the average prices of spot aluminum and three-month aluminum futures at SHFE were RMB13,777 per tonne and RMB13,786 per tonne, respectively, representing a year-on-year decrease of 4.3% and 5.5%, respectively.

According to the statistics, the global output and consumption of primary aluminum for the first half of 2019 were approximately 31.75 million tonnes and approximately 33.01 million tonnes, respectively, representing a year-on-year increase of 0.1% and 0.5%, respectively. The domestic output and consumption of primary aluminum were approximately 17.86 million tonnes and approximately 18.06 million tonnes, respectively, representing a year-on-year decrease of 0.8% and a year-on-year increase of 0.8% respectively.

BUSINESS REVIEW

In the first half of 2019, the Company focused on its objectives and tasks in accordance with the operating principle of "low cost, high quality, optimal mechanism and admirable performance", actively responded to various changes and vigorously addressed challenges brought about by transformation and upgrading. It launched "331958"and "three reductions and three increases" special campaigns, and waged battles for work safety and environmental protection. Thanks to these efforts, it made new progress in cost control, layout optimisation, platform development and Party building, and achieved new breakthroughs in transformation and upgrading, and management services and reforms.

1. Progressive increase of revenue due to steady growth of product output. In the first half of 2019, the Company recorded increases in the output of refined alumina, coal and other highly profitable products, with biggest increase in the output of refined alumina. In the first half of the year, the Company recorded revenue of RMB94,940 million, representing a year-on-year increase of 15.23%.

2. Continuous improvement of competitiveness thanks to multiple cost reduction and efficiency enhancement measures. Hewing to the cost-oriented strategy, the Company carried out cost reduction and efficiency enhancement efforts in all aspects, and launched "331958"and "three increases and three reductions" special campaigns, planned scientific production activities according to the principles of pragmatism, coordination and efficiency. It has laid a good foundation for consolidating and further improving its cost competitiveness through actively addressing tough challenges and difficulties, tackling technical problems related to low-grade ores, using imported ores for production and implementing electricity price policy. In the first half of 2019, the cost competitiveness of the Group's alumina and electrolytic aluminum continued to enhance, with more subordinate enterprises reaching the leading level and less subordinate enterprises lagging behind in the industry in terms of production cost.

3. Further enhancing the sense of responsibility and strengthening the safety and environmental management. Insisting on a holistic approach to address both the symptoms and root cause, the Company took a long-term perspective and promoted the establishment of an occupational health, safety and environmental management system. It formulated and implemented the "Guidelines for Further Promoting the Operation of CAHSE System", organized "two grasps, two surveys and stringent supervision" activities with the main contents of "work meetings, trainings, hazard identification and violation investigation", and required team leaders to be responsible for such efforts and act as promoters, instructors, inspectors and supervisors for the CAHSE system work to promote the full operation of the CAHSE system. In addition, it carried out the "security guards" action to encourage all staff to check hidden dangers and violations; strengthened mutual supervision through cross inspection and random check; implemented leadership responsibility system and the monthly supervision system for enterprises failing safety assessment to ensure rectification of the defects; and advanced the safety and environmental management work of key and weak teams and groups so as to address the symptoms as soon as possible. In terms of environmental protection, the Company carried out a special research on environmental protection, defined the path of green development, increased investment in environmental protection, and solved existing problems. In the first half of the year, the Company explicated the technical routes for renovation of environmental facilities of alumina, electrolytic aluminum plants, power generation and carbon enterprises, promoted and implemented a number of urgent and necessary projects regarding safety and environmental protection and quality, and started the construction of 16 projects regarding safety, environmental protection and quality, with a total investment of RMB660 million. Five safety and environmental protection projects were completed and put into operation, effectively resolving the production and operational risks of relevant enterprises and improving systematic operational benefits.

4. Pursuing innovation driven growth and continuing to facilitate transformation and upgrading of the Company. The Company continued to promote technological innovation to serve production and increase benefits. According to the functional positioning of "leading the development of the industry, reducing cost internally and increasing revenue and benefits externally", Zhengzhou Institute has established new operation mechanisms by reforming and optimising internal organizational structure and innovating scientific research systems, mechanisms and services. Moreover, the construction of the research institutes for refined alumina and alloying was kicked off; demonstration technologies such as bag-type sealing and thermal insulation for electrolytic cell covers, cathode carbon blocks, dry anti-seepage materials and intelligent crust breaking were promoted for application in an orderly manner as planned; the application of "FHEST technology", harmless treatment of overhaul slag, antioxidant additive, intelligent crust breaking have achieved results; the development and commercial application of demonstration technologies such as carbon quality improvement

(anode without carbon residue), automatic welding of anode guide rods, floating desulfurisation + wet oxidation, desulfurisation and desilication have been steadily advanced; the market shares of high value-added refined alumina and alloy products have gradually increased; the high-purity aluminum salt produced during the production process of 5N high-purity alumina has earned recognitions in the market. The Company has been well positioned to achieve industrialization for the ultrafine alumina powder for sapphire substrate and has completed the trial production of A356.2 aluminum alloy slab, 7A04 aluminum alloy round bar and other products; the research and development of major innovative technologies and "crucial technologies" progressed smoothly and new progress has been made in research of online detection technology for current distribution in anode, overall forming technology for new composite materials for aluminum electrolytic cell lining, etc. Initial results have been achieved in propelling product upgrading with technology. Aiming at enhancing quality through standards, the Company has prepared a scheme on implementation of the five-year development plan for the Company's technical standards, set up 53 new technical standards, and issued and implemented 12 standards on major products which are more stringent than national and industrial standards in terms of alumina, remelted aluminum ingots, etc.

5. Continuously optimising industry layout and speeding up structural adjustment and transformation and upgrading. In line with the "Belt & Road" initiatives, the Company strengthened top-level design and worked out a special plan for international investment and development based on its development goals to serve as the overall program of action to expand its global presence. Further, the Company expedited the implementation of the "coastal and overseas" development strategy, optimized its production capacity mix, promoted the transfer of electrolytic aluminum production capacity to regions abundant with clean energy, and continuously enhanced its green development capacity. As part of its efforts to move towards the mid-to-high end of the industry chain and the value chain, the Group kicked off the construction of a number of projects with high technology and high added value, such as the high-purity aluminum expansion project of Baotou Aluminum, and phase II projects of tabular corundum and eco-friendly new absorbent materials of Chalco Shandong. Further, the Group earnestly explored the methods for transformation and upgrading of distressed enterprises and push forward capacity shutdown and transfer of production capacity to regions with superior resources and abundant energy sources, closing down severe loss-making operations.

6. Further exploiting self-owned advantages and optimising resources allocation to continuously expand synergies and maximise the overall benefits of the Company. The Group coordinated regional ore supply to alleviate ore crisis and realize full-load production of alumina enterprises in the region by coordinating the allocation of ore resources, logistics and transportation, production processes and other elements. According to the principle of "prioritising internal production capacity and utilizing external production capacity reasonably", the Group re-matched internal carbon production capacity and demand to maximise the utilisation of internal production capacity and form a supporting supply pattern featuring internal coordination, strong guarantee, reasonable flows, high quality and cost-effectiveness; In addition, the management continuously improved the reform and exploration of the mechanisms of "big procurement, marketing and logistics", thereby further enhancing market leading capability.

7. Deepening fund management and optimising debt structure to reduce financing costs. The Company actively broadened financing channels, gave display to benefits creation by concentrated funds through establishment of "capital pool" and "notes pool", release of security deposits and other measures and managed to reduce idle capital resources and interest-bearing liabilities. In the first half of 2019, the Company's capital turnover ratio increased by 5.2 times year on year, with capital utilisation efficiency greatly improved. The Company had issued low-cost bonds totaling RMB20,000 million, and replaced outstanding debts of RMB19,400 million in total, reducing weighted average interest rate by 31bp. Further, Fitch Ratings, an international rating agency, upgraded the Company's rating from "BBB+"to "A-", which is one of the highest ratings ever assigned to a company operating in the non-ferrous metal industry worldwide, indicating that the Company is widely recognised by international rating agencies and in the market and providing strong support for the Company's financing in domestic and overseas bond markets.

8. Deepening internal management reform, changing opinions and innovating mechanisms. The Company strengthened the service capacity of management and control of the headquarters, and addressed the major challenges faced by enterprises though on-site investigation and the approach of "special supervision + support and guidance"; adhered to the dynamic cost assessment, emphasising differentiated characteristics and reducing the key assessment indicators to less than five; activated social responsibility module management to achieve full coverage of social responsibility management; continued to strengthen legal control and improved the construction of regional legal centers to achieve 100% review of rules and regulations, economic contracts, important decisions, and support the whole process of major projects; established a hierarchical management mechanism for investment to match investment credit rating with independent decision-making quota, and implemented the project performance appraisal system for sharing risks and benefits between the responsible teams and the Company. Seven enterprises implementing pilot management reform actively

explored the reform of mechanisms and systems. Specifically, the No. 2 electrolysis plant of Baotou Aluminum cancelled workshop management and changed three-tiered management structure to a two-tiered one; Zhongzhou Aluminum streamlined its organizational structure and the number of executives and cadres; Fushun Aluminum set up a new staff structure system with reference to the standards of private enterprises; Zunyi Aluminum determined the management performance based on operating results; and Zhengzhou Institute comprehensively explored a new research and development management system.

9. Integrating Party building into business management and highlighting the leading role of Party building. Party committees fully played their role in guiding direction, managing big-picture issues and ensuring the implementation of Party policies and principles. Through launching a campaign on the theme of staying true to the founding mission of the Party, the Company instructed all the Party members and cadres to "search for the original aspiration, bear the mission, identify the gap and pursue the implementation". Addressing challenges encountered in production and operation, reform and development, and transformation and upgrading, the Company organized labor competitions, "good ideas", rational proposals, online innovation and other activities, aiming to inspire and encourage cadres and employees to offer ideas, advice and suggestions for solving prominent problems of enterprises. Moreover, efforts were also made to strengthen the building of cadre teams and optimize corporate leadership structure, with a focus on training young reserve cadres and developing a talent pool for the long-term development of the Company.

OUTLOOK AND PROSPECT

In the second half of 2019, the Company will continue to deepen reform, unswervingly expand the cost and collaboration advantages, and vigorously carry out structural adjustment and product upgrades, so as to ensure the accomplishment of its annual goals and accelerate the Company's high-quality development. The Company will focus on the following tasks:

1. Preparing and implementing a special plan based on the Company's development strategy. For the differences of the business areas in terms of natural resources, location advantages, industrial bases, development conditions and policy orientations, the Company will accelerate the optimisation of resources allocation, benign industrial development, and transformation of enterprises in difficulties by studying regional development strategies; different management modes will be adopted for enterprises and business units. Through implementation of full authorization, effective services and strengthened supervision, it will promote operational optimisation, synergy enhancement and maximization of benefits; the Company will speed up the construction of overseas platforms and R&D platforms, and make innovation in platform business model to achieve greater synergistic effect, thus building stronger competitive advantages.

2. Further implementing the "331958" special action to thoroughly promote the "three reductions and three increases" initiative; and carrying out the "3-year" campaign for cost reduction and competitiveness improvement to achieve the overall objective of the "3-year" cost reduction campaign by aligning to standards in all fronts, throughout the process and from different perspectives. Based on overall planning of own mines, purchased ores and imported ores business, strict control of the size of self-mined ores and price of purchased ores and strict management of ores outsourcing plan, the Company will integrate the bauxite import business according to the requirements of unified negotiations, unified settlement, unified logistics, unified inventory, unified scheduling and independent accounting to give better play to the synergistic benefits of imported ore production and practically ensure ore supply; through thorough study on the national policy on electricity system reform, the Company will secure the electricity price for key electrolytic aluminum enterprises and proactively obtain competitive electricity price; more efforts will be made to collect overdue trade receivables and conduct proper risk prevention; the "three reductions and three increases" will be carried out in a deep-going way to continuously improve the Company's cost competitiveness.

3. Taking the initiative for structural adjustment to proactively and steadily promote the transformation and upgrading. The focus will be placed on the duration, quality, investment and safety control on key projects to build the Boffa bauxite project in Guinea, alumina project of Guangxi Huasheng and Alxa Left Banner wind power project of Ningxia Energy into high-quality projects and ensure the projects to be put into production as scheduled; project construction will be conducted according to the requirement of "ensuring the success and profitability of every initiated project", striving to achieve breakthrough in preparation of projects and commence construction as soon as possible; through satisfying the external conditions for completion of projects, the Company will ensure the projects to be completed with designed capacity, standards and expected profits; the solution of difficulties will be intensified by further assigning leaders of the Company to be responsible for, provide guarantee for, supervise and guide enterprises with difficulties and additionally dispatching management service team to provide one-on-one and face-to-face services to solve problems and help enterprises in difficulties carry out transformation and upgrading; the Company will exert more efforts on operation of assets to generate benefits and create space for transformation and upgrading; industrial funds will be set up to balance long-term and short-term interests in a number of ways and lower the asset-liability ratio.

4. Comprehensively promoting management reform to realize overall improvement of the management and control ability of the headquarters, the leading ability of operation platform, and the execution ability and competence of the production enterprises. To achieve the goal of "optimisation, collaboration and high efficiency", the Company will optimize the management and control mode and motivate the energy and power of enterprise operation and management; through "reducing cost internally and increasing revenue and benefits externally", the three major operation platforms' ability to seize the market opportunities and obtain benefits will be enhanced; the Company will further integrate business units and deepen collaborative operations, to achieve simultaneous improvement of benefits of business units, platform companies, and production enterprises; it will intensify mechanism innovation and mobilize the enthusiasm of production enterprises in a more effective way, so as to build first-class executive force.

5. Setting up a platform for scientific and technological innovation and improving incentives for scientific and technological talents to promote the transformation of scientific research achievements and build a new ecosystem of innovative development. In accordance with the idea of increasing investment in science and technology, building a research and development platform, strengthening team building, and achieving results sharing, the Company's science and technology innovation system will be rebuilt from top to bottom, and the research and development resource integration will be advanced in accordance with the principle of unified planning and step-by-step implementation; the refined alumina research institute will be built into a comprehensive research institute that integrates R&D, production and marketing; the aluminum alloy materials research institute will establish a professional alloying team with project as the carrier, to develop new products and materials, striving to achieve breakthroughs in research and development of new materials; relying on technology to improve quality, the Company will comprehensively implement 5 special actions and 20 tackling measures, carry out pilot excellent performance evaluation, and establish excellent performance evaluation standards; the Company will focus on solution of the bottleneck of the ion purification technology during alumina production process and the red mud resource utilisation technology, tackle the technical difficulties of carbon anode production without carbon residue, form high-quality anode production technology, and support electrolytic aluminum enterprises to build a "carbon residue-free demonstration area"; in addition, it will accelerate the up-to-standard operation of the 5N high-purity alumina production technology demonstration line and develop products of high added value including ultra-fine alumina, 5N high-purity aluminum alloy, etc.; with stress laid on incentives for technology positions, the Company will make full use of the excellent technology center to build a technical research and development team with solid professional technologies, a broad research and development vision, and excellent innovation capability; the five-level engineer system will be further improved, the Company will open up career development channel for scientific and technical personnel and conduct trial implementation of position bonus incentives, share of excess profits, "risk mortgage & gain sharing "risk sharing & results sharing" and other methods.

6. Fully mobilizing all employees to participate in safety management and optimising the comprehensive three-dimensional supervision system. The top leaders of enterprises will take the lead in setting an example, supervise the safety responsibility of the competent leaders and leaders of second-level units, and clarify the main responsibilities of the workshop directors and shift leaders; while implementing one post with two responsibilities and line responsibility, the Company will solidly carry out two strict controls and two inspections and strict supervision, and the safety and environmental protection department will be responsible for guiding, supervising and inspecting the "two strict controls and two inspections" of the business of subsidiaries; the corporate safety director will strictly supervise the discharge of main responsibility and line responsibility, and supervises the subordinate units at least once every quarter, evaluate and summarize the discharge of safety responsibilities by the shift members on a yearly basis and report to the occupational health, safety and environment committee of the Company every half year. The Company will firmly implement the strategy of prioritising environmental protection. While meeting emission standards, it will resolutely conduct renovation in accordance with the advanced environmental protection standards for key areas.

7. Exerting great efforts on theme education and integrating Party leadership into all aspects of corporate governance to consolidate the Company's development advantages. The Company will combine theme education with production and operation, reform and innovation, and implementation of the "three reductions and three increases" measures, which will help comprehensively deepen reform, continuously improve operating results, and continuously improve employee recognition; the construction of a standard Party branch will be further promoted to comprehensively improve the ability of the "three teams", i.e. Party secretary, Party affairs workers and Party members; while deepening the "two guidance and two makings" and "double-hundred" assessment for Party building, the Company will continuously improve the responsibility system for Party building and consolidate the Party building foundation; it will stress organizational system construction and exert efforts on the quality of Party members, building Party branches and cadre teams, and innovation of the cadre selection system and mechanism, endeavoring to cultivate a loyal, incorruptible and responsible cadre team; the market's role in allocation of resources will be fully leveraged to introduce more urgently needed talents through multiple channels and the appointment system and contract-based management will stimulate the cadres' motivation and vitality.

INTERIM RESULTS

The revenue of the Group for the six months ended 30 June 2019 was RMB94,940 million, representing an increase of 15.23% from the same period of the previous year. The Group's net profit attributable to the owners of the parent and earnings per share attributable to the owners of the parent for the six months ended 30 June 2019 was RMB706 million and RMB0.035 respectively.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended 30 June 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial data of the Group and the notes thereto contained in this interim results report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in the mining of bauxite, coal and other resources; the production, sales and technical development of alumina, primary aluminum and aluminum alloy products; international trading, logistics services, as well as electricity generation from coal and new energy. The Group's business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's electrolytic aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina, metal gallium and bauxite.

Primary aluminum segment consists of procuring alumina, raw and auxiliary materials and electricity power, smelting alumina to produce primary aluminum, and selling them internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as raw and auxiliary materials to internal manufacturing enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to internal manufacturers of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations of the Group is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities of the Group.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the parent for the six months ended 30 June 2019 was RMB706 million, representing a decrease of RMB116 million from RMB822 million for the corresponding period of the previous year.

REVENUE

The Group's revenue for the six months ended 30 June 2019 was RMB94,940 million, representing an increase of RMB12,546 million over RMB82,394 million for the corresponding period of the previous year, primarily due to the increase in revenue resulting from the increase in trading volume.

COST OF SALES

The Group's cost of sales for the six months ended 30 June 2019 was RMB88,228 million, representing an increase of RMB12,310 million from RMB75,918 million for the same period of the previous year, primarily due to the increase in trading volume resulting in an increase in the purchase cost on the same basis.

EXPENSES DURING THE PERIOD

1. Selling and distribution expenses: the Group's selling expenses for the six months ended 30 June 2019 was RMB1,631 million, representing an increase of RMB579 million from RMB1,052 million for the same period of the previous year, mainly due to the increase in the freight charges resulting from a year-on-year increase of 1.85 million tonnes in trading sales volume of imported coal.

2. General and administrative expenses: the Group's general and administrative expenses for the six months ended 30 June 2019 was RMB1,904 million, representing an increase of RMB289 million from RMB1,615 million for the same period of the previous year, mainly attributable to the decrease of RMB200 million in the subsidies for zombie or distressed enterprises which wrote down the administrative expenses for the same period of the previous year.

3. Finance costs: the Group's finance costs for the six months ended 30 June 2019 was RMB2,594 million, representing an increase of RMB239 million from RMB2,355 million for the same period of the previous year, mainly due to interest on lease liabilities amounted to RMB169 million upon adoption of IFRS 16 – *Leases* effective from 1 January 2019 and the year-on-year increase of RMB69 million in finance costs as a result of the addition of a new subsidiary, i.e., Shangxi Huaxing Aluminum Company Limited in December 2018.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's direct investment in research and development expenses for the six months ended 30 June 2019 amounted to RMB241 million, representing an increase of RMB105 million from RMB136 million for the same period of the previous year with a year-on-year increase of 78%, mainly due to the increased investments in research and development of refined alumina.

OTHER GAINS, NET

The Group's other gains, net for the six months ended 30 June 2019 amounted to RMB932 million, representing an increase of RMB452 million from RMB480 million for the same period of the previous year, mainly due to the disposal of electrolytic aluminium capacity quota and property, plant and equipment.

INCOME TAX EXPENSES

The Group's income tax expenses for the six months ended 30 June 2019 amounted to RMB412 million, representing a decrease of RMB159 million from RMB571 million for the same period of the previous year, mainly due to a year-on-year decrease in profit and changes in profit composition.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the six months ended 30 June 2019 was RMB21,873 million, basically flat compared with RMB21,779 million for the same period of the previous year.

Segment Results

The Group's profit before income tax in the alumina segment for the six months ended 30 June 2019 was RMB890 million, representing a decrease of RMB1,041 million from RMB1,931 million for the same period of the previous year, mainly due to a decrease in gross profit and an increase in investment in R&D and the receipt of compensation for land acquisition in the corresponding period of the previous year .

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the six months ended 30 June 2019 was RMB23,924 million, representing a decrease of RMB2,592 million from RMB26,516 million for the same period of the previous year, mainly attributable to the decrease in product sales volume and lower selling prices.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the six months ended 30 June 2019 was RMB404 million, representing an increase of RMB205 million from RMB199 million for the same period of the previous year, mainly due to a year-on-year increase in the gross profit of primary aluminum.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the six months ended 30 June 2019 was RMB78,148 million, representing an increase of RMB14,470 million from RMB63,678 million for the same period of the previous year, mainly due to the increase in trading volume.

Segment Results

The Group's profit before income tax in the trading segment for the six months ended 30 June 2019 was RMB533 million, representing an increase of RMB243 million from RMB290 million for the same period of the previous year, mainly due to the profit growth achieved by fully capitalising on the trend of products' market price.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the six months ended 30 June 2019 was RMB3,358 million, representing a decrease of RMB95 million from RMB3,453 million for the same period of the previous year.

Segment Results

The Group's profit before income tax in the energy segment for the six months ended 30 June 2019 was RMB383 million, representing an increase of RMB212 million from RMB171 million for the same period of the previous year, mainly attributable to the gain on disposal of investment in a joint venture (Ningxia Zhongning Power Generation Co., Ltd.) and the increase of profits arising from increased sales of major products during the year.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from corporate and other operating segments for the six months ended 30 June 2019 was RMB238 million, representing a decrease of RMB120 million from RMB358 million for the same period of the previous year.

Segment Results

The Group's loss before income tax from corporate and other operating segments for the six months ended 30 June 2019 was RMB553 million, representing a decrease of RMB155 million in loss from RMB708 million of loss before income tax for the same period of the previous year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of 30 June 2019, the Group's current assets was RMB59,186 million, basically flat compared with RMB58,901 million as of the end of 2018.

As of 30 June 2019, the Group's current liabilities was RMB76,919 million, representing an increase of RMB2,082 million from RMB74,837 million as of the end of 2018, primarily due to the new issued low-cost short-term bonds by seizing the opportunities arising from the capital market.

As of 30 June 2019, the current ratio of the Group was 0.77, representing a decrease of 0.02 from 0.79 as of the end of 2018, and the quick ratio was 0.45, representing a decrease of 0.04 from 0.49 as of the end of 2018.

Non-current Assets and Liabilities

As of 30 June 2019, the Group's non-current assets was RMB148,921 million, representing an increase of RMB6,858 million from RMB142,063 million as of the end of 2018.

As of 30 June 2019, the Group's non-current liabilities amounted to RMB61,737 million, representing an increase of RMB3,279 million from RMB58,458 million as of the end of 2018,

The increase in the aforesaid non-current assets and liabilities as compared to that at the end of 2018 was primarily due to the Group's recognition of right-of-use assets and lease liabilities for the present value of future payments of leasing business as required by the newly adopted IFRS 16 – *Leases*.

As of 30 June 2019, the debt to asset ratio of the Group was 66.63%, representing an increase of 0.30 percentage point from 66.33% as of the end of the previous year, primarily due to the increase of approximately 1.20 percentage points in debt to asset ratio as a result of the new recognition of assets and liabilities for leasing business as required by the adoption of IFRS 16 – *Leases* effective from 1 January 2019, and the decrease of 0.90 percentage point in debt to asset ratio thanks to the Company's reduction of interest-bearing liabilities and other measures in the first half notwithstanding the effect of the aforesaid factor.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that financial assets and liabilities at fair value through profit or loss, equity investments in listed companies and industrial fund investments classified as equity investments designated at fair value through other comprehensive income and notes receivable are measured at fair value, others are measured at historical cost.

As of 30 June 2019, the Group's financial assets at fair value through profit or loss increased by RMB1,992 million as compared with that at the end of 2018. Excluding the bank-issued wealth management products amounting to RMB2 billion, a loss of RMB8 million was recognised from changes in fair value. The Group's financial liabilities at fair value through profit or loss decreased by RMB614,000 as compared with that at the end of the previous year, which was recognised as gain from changes in fair value.

PROVISION FOR INVENTORY IMPAIRMENT

As of 30 June 2019, the Group assessed the net realisable value of its inventories. For the inventories relevant to aluminum products, the assessment on the net realisable value of such inventories was made based on the estimated selling prices of the finished goods available for sale, taking into account the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventories, the purpose of the Company to hold the inventories and the impact of events subsequent to the balance sheet date. For the inventories held by the energy segment, the Group unanimously calculated with the most recent market price.

As of 30 June 2019, the balance of provision for impairment of inventories held by the Group was RMB501 million, representing a decrease of RMB310 million as compared with RMB811 million as of the end of the previous year.

The Company adopted the same approach to determine the net realisable value of its inventories and conduct a test on the provision for inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 30 June 2019, the Group's project investment expenditures (excluding equity interest investments) amounted to RMB4,723 million, which mainly consisted of investments in technical renovation for infrastructure, energy saving and consumption reduction, environmental governance, resources acquisition, technological research and development and other aspects.

As of 30 June 2019, the Group's capital commitment in respect of the investment in fixed assets which has been contracted but not provided amounted to RMB5,745 million.

As of 30 June 2019, the Group's investment undertakings to joint ventures and associates amounted to RMB494 million, mainly comprised of the capital contributions of RMB450 million to Chinalco Overseas Development Co., Ltd. (中鋁海外發展有限公司), RMB10 million to Loudi Zhongyu New Materials Co., Ltd.*(婁底中禹新材料有限公司), RMB28 million to Shanxi Chalco Taiyue New Materials Co., Ltd.*(山西中鋁太岳新材料有限公司) and RMB6 million to Chinalco Tendering Company Limited*(中鋁招標有限公司).

CASH AND CASH EQUIVALENTS

As of 30 June 2019, the Group's cash and cash equivalents amounted to RMB11,929 million.

CASH FLOWS FROM OPERATING ACTIVITIES

In the six months ended 30 June 2019, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB3,030 million, representing a decrease of RMB3,771 million from RMB6,801 million of net cash inflows for the same period of the previous year mainly attributable to the arrangement of working capital, i.e., trade and notes payable, in order to facilitate the reserve of aluminium ingot, coal, copper and other products according to market price trend.

CASH FLOWS FROM INVESTING ACTIVITIES

In the six months ended 30 June 2019, the Group's cash flows generated from investing activities were net cash outflows amounting to RMB6,504 million, representing an increase of RMB5,617 million in cash outflows from RMB887 million of net cash outflows for the same period of the previous year. This was mainly attributable to the purchase of bank-issued wealth management products and acquisition and construction of long-term assets in the period.

CASH FLOWS FROM FINANCING ACTIVITIES

In the six months ended 30 June 2019, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB3,696 million, representing a decrease of RMB5,578 million in net cash outflows from RMB9,274 million of net cash outflows for the same period last year, mainly attributable to the decrease in repayment of debts by the Group as compared to that for the same period of the previous year.

OVERALL ANALYSIS OF EXTERNAL EQUITY INVESTMENTS

As of 30 June 2019, the investments in joint ventures and associates held by the Group amounted to RMB9,927 million, representing an increase of RMB170 million as compared with that at the end of 2018, mainly due to the increase in share of profits and losses from the joint ventures and associates during the period.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, the Company did not utilise any of the proceeds.

PROJECTS FINANCED BY NON-PUBLICLY-RAISED FUNDS

The Boffa bauxite project in Guinea with an annual capacity of 12 million tonnes: Total investment in project construction amounted to approximately RMB3,088 million, and by the end of June 2019, an aggregate of approximately RMB592 million of capital expenditure had been incurred. The quarry is expected to be qualified for mining by the end of 2019 and be completed and put into operation by the end of March 2020.

The 2 million tonnes alumina projects of Guangxi Huasheng: Total investment in project construction amounted to RMB5,805 million, and by the end of June 2019, an aggregate of RMB1,035 million of capital expenditure had been incurred. The project is expected to be completed and put into operation in June 2020.

The Alxa Left Banner 200 MW wind power project of Ningxi Energy: Total investment in project construction amounted to RMB1,446 million, and by the end of June 2019, an aggregate of RMB752 million of capital expenditure had been incurred. The project is expected to be connected to the grid for power generation by the end of 2019.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The changes in directors, supervisors and senior management of the Company during the Reporting Period are as follows:

On 21 February 2019, Mr. Yu Dehui resigned as the chairman of the Board and an executive director and from all other positions in each of the special committees under the Board. The resignation took effect on the same day.

On 21 February 2019, Mr. Lu Dongliang proposed to resign as the president of the Company. At the 39th meeting of the sixth session of the Board held on the same day by the Company, the resignation of Mr. Lu Dongliang from the position of the president was approved and Mr. Lu Dongliang was elected as the chairman of the sixth session of the Board of the Company.

On 21 February 2019, as considered and approved at the 39th meeting of the sixth session of the Board of the Company, Mr. He Zhihui was appointed as the president of the Company and nominated as a candidate for an executive director of the sixth session of the Board of the Company. On 29 April 2019, Mr. He Zhihui was elected as an executive director of the sixth session of the Board of the Company at the 2019 second extraordinary general meeting of the Company.

On 20 February 2019, Mr. Zhang Zhankui proposed to resign as the chief financial officer and the secretary to the Board (company secretary) of the Company due to reaching statutory retirement age. At the 38th meeting of the sixth session of the Board convened by the Company on the same day, the resignation of Mr. Zhang Zhankui as the chief financial officer and the secretary to the Board (company secretary) of the Company was approved.

On 24 December 2018, Mr. Wang Jun proposed to resign as a supervisor of the Company. The resignation took effect after a new supervisor was elected at the 2019 first extraordinary general meeting of the Company on 20 February 2019. On 20 February 2019, as considered and approved at the 38th meeting of the sixth session of the Board of the Company, Mr. Wang Jun was appointed as the chief financial officer and the secretary to the Board (company secretary).

On 24 December 2018, as considered and approved at the 16th meeting of the sixth session of the supervisory committee of the Company, Ms. Shan Shulan was nominated as a candidate for a shareholder representative supervisor of the sixth session of the supervisory committee of the Company. On 20 February 2019, Ms. Shan Shulan was elected as a shareholder representative supervisor of the sixth session of the supervisory committee of the Company at the 2019 first extraordinary general meeting of the Company.

On 21 March 2019, as considered and approved at the 40th meeting of the sixth session of the Board of the Company, Mr. Wu Maosen was appointed as the vice president of the Company.

On 28 May 2019, as considered and approved at the 43rd meeting of the sixth session of the Board of the Company, Mr. Ao Hong, Mr. Lu Dongliang, Mr. He Zhihui, Mr. Jiang Yinggang, Mr. Zhu Runzhou, Mr. Wang Jun, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David were nominated as candidates of directors of the seventh session of the Board of the Company. On 25 June 2019, aforesaid candidates were elected as directors of the seventh session of the Board of the Company at the 2018 annual general meeting of the Company. Mr. Lu Dongliang was elected as the chairman of the seventh session of the Board of the Company at the 1st meeting of the seventh session of the Board of the Company on the same day.

On 28 May 2019, as considered and approved at the 20th meeting of the sixth session of the supervisory committee of the Company, Mr. Ye Guohua and Ms. Shan Shulan were nominated as candidates for shareholder representative supervisors of the seventh session of the supervisory committee of the Company. On 25 June 2019, the aforesaid candidates were elected as shareholder representative supervisors of the seventh session of the supervisory committee of the Company at the 2018 annual general meeting of the Company. Mr. Guan Xiaoguang was elected as an employee representative supervisor of the seventh session of the supervisory committee of the Company at the staff representative conference of the Company. Mr. Ye Guohua, Ms. Shan Shulan and Mr. Guan Xiaoguang formed the seventh session of the supervisory committee of the Company. On 25 June 2019, Mr. Ye Guohua was elected as the chairman of the seventh session of the supervisory committee at the 1st meeting of the seventh session of the supervisory committee of the Company.

For details about the changes in the above directors, supervisors and senior management of the Company, please refer to relevant announcements published by the Company.

As of the date of this report, directors of the seventh session of the Board of the Company, supervisors of the seventh session of the supervisory committee of the Company and other senior management of the Company are as follows:

Directors

Executive directors: Mr. Lu Dongliang (Chairman of the Board), Mr. He Zhihui (President), Mr. Jiang Yinggang (Senior Vice President) and Mr. Zhu Runzhou (Vice President)

Non-executive directors: Mr. Ao Hong and Mr. Wang Jun

Independent non-executive directors: Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David

Supervisors

Mr. Ye Guohua (Chairman of the Supervisory Committee), Ms. Shan Shulan and Mr. Guan Xiaoguang

Other Senior Management

Mr. Tian Yong (Vice President), Mr. Wang Jun (Chief Financial Officer, Board Secretary (Company Secretary)), Mr. Wu Maosen (Vice President)

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As of 30 June 2019, the Group had 67,428 employees. In the first half of 2019, the Group had paid remunerations of approximately RMB4,013 million in total to its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work-related injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in pension plans organized by relevant provincial and municipal governments, under which each of the Company's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. Since 1 May 2019, the percentage of such contributions in the employee payroll has been adjusted to around 16% from around 20% as China adjusted its social insurance premium rate.

STRUCTURE AND CHANGE OF SHARE CAPITAL AND PARTICULARS OF SHAREHOLDERS

SHARE CAPITAL STRUCTURE

Aluminum Corporation of China ("**Chinalco**") is the single largest shareholder of the Company, which directly held 5,050,376,970 A shares of the Company as of 30 June 2019, representing 29.67% of total issued share capital of the Company, and together with its subsidiaries held an aggregate of 5,295,895,019 A shares and 162,276,000 H shares of the Company, representing 32.06% of total issued share capital of the Company.

As of 30 June 2019, the share capital structure of the Company was as follows:

	As of 30 June 2019	
	Number of shares held *(In million)*	**As a percentage of issued share capital** *(%)*
Holders of A shares	**13,078.70**	**76.83**
Holders of H shares	**3,943.97**	**23.17**
Total	**17,022.67**	**100.00**

According to the publicly available information and to the best knowledge of the Company's directors, as of 30 June 2019, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Hong Kong Listing Rules**").

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors are aware, as of 30 June 2019, the following persons (other than the directors, supervisors and president (chief executive) of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of the Hong Kong ("**Hong Kong SFO**") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A shares	5,295,895,019(L)Note1	Beneficial owner/interest of a controlled corporation	40.49%(L)	31.11%(L)
	H shares	162,276,000(L)Note1	Interest of a controlled corporation	4.11%(L)	0.95%(L)
The Capital Group Companies, Inc.	H shares	275,175,500(L)Note2	Interest of a controlled corporation	6.98% (L)	1.62% (L)
BlackRock, Inc.	H shares	256,120,067(L)Note3	Interest of a controlled corporation	6.49%(L)	1.50% (L)
		3,208,000(S)Note3	Interest of a controlled corporation	0.08%(S)	0.02% (S)
Citigroup Inc.	H shares	212,736,699(L)Note4	Person having a security interest in shares/interest of a controlled corporation/approved lending agent	5.39%(L)	1.25%(L)
		29,452,161(S)Note4	Interest of a controlled corporation	0.74%(S)	0.17%(S)
		177,147,399(P)Note4	Approved lending agent	4.49%(P)	1.04%(P)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Note:

1. These interests included 5,050,376,970 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 162,276,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd.* ("**Baotou Aluminum Group**"), 7,140,254 A shares held by Chalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) ("**Shanxi Aluminum**") and 162,276,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) ("**Chalco Overseas**").

2. These interests were held by Capital Research and Management Company, a corporation controlled by The Capital Group Companies, Inc.

3. These interests were held by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the short position in H shares, 1,246,000 H shares were held as derivatives.

4. These interests were held by various corporations controlled by Citigroup Inc. Among the aggregate interests in the long position in H shares, 27,276,006 H shares were held as derivatives; and among the aggregate interests in the short position in H shares, 10,420,206 H shares were held as derivatives.

Save as disclosed above and so far as the directors are aware, as of 30 June 2019, no other person (other than the directors, supervisors and president (chief executive) of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under Section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARES

On 25 February 2019, the registration procedure for the additional shares of the Company in connection with the acquisition of assets by issuance of shares was completed, and the total share capital of the Company was increased from 14,903,798,236 shares to 17,022,672,951 shares. The change in the share capital structure of the Company is as follows:

Class of shares	Number of shares *(share)*	Percentage in total share capital *(%)*
Before the issuance		
A shares	10,959,832,268	73.54
H shares	3,943,965,968	26.46
Total	14,903,798,236	100
After the issuance		
A shares	13,078,706,983	76.83
H shares	3,943,965,968	23.17
Total	17,022,672,951	100

APPROVAL OF CHANGES IN SHARES

The Company received the Reply on Approving the Acquisition of Assets by Aluminum Corporation of China Limited* by Issuance of Shares to Huarong Ruitong Equity Investment Management Co., Ltd. and Certain Other Companies (關於核准中國鋁業股份有限公司向華融瑞通股權投資管理有限公司等發行股份購買資產的批覆) (Zheng Jian Xu Ke [2018] No. 2064) issued by China Securities Regulatory Commission on 18 December 2018, pursuant to which the Company was approved to issue an aggregate of 2,118,874,715 A shares to 8 investors.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As of 30 June 2019, the Company had 468,070 holders of A shares and H shares in total.

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: Shares

Shareholdings of top ten shareholders

Name of shareholders (in full)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding *(%)*	Number of shares held subject to trading moratorium
Aluminum Corporation of China *Note1*	5,050,376,970	A shares	29.67	–
Hong Kong Securities Clearing Company Limited (H shares) *Note2*	3,931,771,595	H shares	23.10	–
Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司) *Note3*	841,600,264	A shares	4.94	841,600,264
China Life Insurance Company Limited *Note3*	671,882,629	A shares	3.95	671,882,629
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	A shares	2.63	–
Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)) *Note3*	252,392,929	A shares	1.48	252,392,929
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.40	–
China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司) *Note3*	217,589,200	A shares	1.28	84,203,869
Central Huijin Asset Management Ltd.* (中央匯金資產管理有限責任公司)	137,295,400	A shares	0.81	–
HKSCC Nominees Limited (A shares)	97,885,229	A shares	0.58	–

Shareholdings of top ten shareholders not subject to trading moratorium

Name of shareholders (in full)	Number of tradable shares not subject to trading moratorium held as of the end of the reporting period	Class of shares	Percentage of shareholding (%)
Aluminum Corporation of China Note1	5,050,376,970	A shares	29.67
Hong Kong Securities Clearing Company Limited (H shares) Note2	3,931,771,595	H shares	23.10
China Securities Finance Corporation Limited	448,284,993	A shares	2.63
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.40
Central Huijin Asset Management Ltd. (中央匯金資產管理有限責任公司)	137,295,400	A shares	0.81
China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司)	133,385,331	A shares	0.78
HKSCC Nominees Limited (A shares)	97,885,229	A shares	0.58
China Merchants Bank Co., Ltd.- Boshi CSI Structure-adjusted Tradable Open Index Securities Investment Fund for State-owned Enterprises (招商銀行股份有限公司–博時中證央企結構調整交易型開放式指數證券投資基金)	82,550,213	A shares	0.48
Wu Xiaofeng	69,365,500	A shares	0.41
Guangdong Utrust Trust Co., Ltd.* (廣東粵財信託有限公司) – Yuecai Trust • Yuezhong No. 3 Collective Fund Trust Plan (粵財信託•粵中3號集合資金信託計劃)	65,440,000	A shares	0.38

Note:

1. The number of shares held by Chinalco does not include the A shares of the Company indirectly held by it through its subsidiaries Baotou Aluminum Group and Shanxi Aluminum and the H shares of the Company indirectly held by it through its subsidiary Chalco Overseas. As of 30 June 2019, Chinalco together with its subsidiaries holds 5,458,171,019 shares of the Company, including 5,295,895,019 A shares and 162,276,000 H shares, accounting for 32.06% of the total issued share capital of the Company.

2. 3,931,771,595 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 162,276,000 H shares it holds on behalf of Chalco Overseas, a subsidiary of Chinalco.

3. Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), China Life Insurance Company Limited* (中國人壽保險股份有限公司), Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)) and China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司) are counterparties of the Company for acquisition of assets by issuance of shares, and the shares subject to trading moratorium held by the aforesaid companies can be listed and traded on the SSE on the next working day upon expiry of the lock-up period (the lock-up period shall commence on the completion date of the issuance. In case of statutory holidays or rest days, the trading is postponed to the next working day).

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of 30 June 2019, Mr. Jiang Yinggang, an executive director and the senior vice president of the Company, held 10,000 A shares of the Company as personal interests in the capacity of beneficial owner, representing 0.000076% of the relevant class of issued share capital (A shares) and 0.000059% of the total issued share capital of the Company.

Save as disclosed above, as of 30 June 2019, none of the directors, president (chief executive), or supervisors of the Company and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. For the six months ended 30 June 2019, none of the directors, president (chief executive), supervisors, senior management of the Company or their spouses or children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any shares of the Company during the six months ended 30 June 2019.

CHARGE AND PLEDGES ON GROUP ASSETS

As of 30 June 2019, the Group's assets charged and pledged for bank borrowings including property, plant and equipment, right-of-use assets, intangible assets and investment in associates. The aggregate amount of the charged assets was RMB6,931 million. In the meantime, the Group also obtained certain bank borrowings by pledging its contractual rights to charge users for electricity and investments in subsidiaries. For details, please refer to note 11 to the financial statements.

GUARANTEES

As of 30 June 2019, the Company's balance of external guarantees (excluding guarantee provided to subsidiaries) amounted to approximately RMB12 million and the balance of guarantees provided to subsidiaries amounted to approximately RMB11,846 million, details of which are as follows:

On 25 December 2006, Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司) ("**Ningxia Energy**") entered into a guarantee contract with China Construction Bank Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd.* (寧夏天淨神州風力發電有限公司) (50% of its equity interest was then held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd.* (寧夏銀星能源股份有限公司), a controlled subsidiary of Ningxia Energy in 2014) with a loan term of 14 years. As of 30 June 2019, the balance of the guarantee provided by Ningxia Energy in proportion to its shareholding amounted to RMB12 million.

As of 30 June 2019, the balance of the guarantee provided between Ningxia Energy, a controlled subsidiary of the Company, and its subsidiaries mutually amounted to RMB2,736 million.

In October 2016, Chalco Hong Kong Limited ("**Chalco Hong Kong**") and its certain subsidiaries provided guarantee for senior perpetual bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited. In September 2018, Chalco Hong Kong provided guarantee for senior perpetual bonds of USD400 million issued by Chalco Hong Kong Investment Company Limited. As of 30 June 2019, the balance of the guarantee provided by Chalco Hong Kong and its certain subsidiaries amounted to USD900 million (equivalent to approximately RMB6,187 million).

In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,000 million in total in proportion to its 60% shareholding for its controlled subsidiary Guizhou Huajin Aluminum Co., Ltd.* (貴州華錦鋁業有限公司) ("**Guizhou Huajin**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2019, the balance of guarantee provided by the Company to Guizhou Huajin amounted to RMB6 million.

In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co., Ltd., pursuant to which the Company would provide guarantee in respect of its finance lease of up to RMB500 million in total in proportion to its 60% shareholding for Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2019, the balance of guarantee provided by the Company to Guizhou Huajin amounted to RMB77 million.

In March 2017, Baotou Aluminum Co., Ltd. ("**Baotou Aluminum**") entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of banking facilities up to RMB2,000 million in total for its controlled subsidiary Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司) ("**Inner Mongolia Huayun**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2019, the balance of guarantee provided by Baotou Aluminum to Inner Mongolia Huayun amounted to RMB1,350 million.

In April 2018, Shandong Huayu Alloy Materials Co., Ltd. ("**Shandong Huayu**") entered into a guarantee contract with Linyi Luozhuang Sub-branch of China Minsheng Bank, pursuant to which Shandong Huayu would provide guarantee in respect of a loan of RMB100 million for its controlled subsidiary Shandong Yixing Carbon New Materials Co., Ltd.* (山東沂興炭素新材料有限公司) ("**Yixing Carbon**"). As of 30 June 2019, the balance of guarantee provided by Shandong Huayu to Yixing Carbon amounted to RMB50 million.

In December 2018, Shandong Huayu entered into a guarantee contract with Jinan Branch of the Bank of Beijing, pursuant to which Shandong Huayu would provide guarantee in respect of a loan of RMB50 million for its controlled subsidiary Yixing Carbon. As of 30 June 2019, the balance of guarantee provided by Shandong Huayu to Yixing Carbon amounted to RMB50 million.

In October 2018, China Aluminum Logistics Group Corporation Co., Ltd ("**Chalco Logistics**") entered into a guarantee contract with the Shanghai Futures Exchange, pursuant to which Chalco Logistics would provide guarantee of RMB1,000 million for its controlled subsidiary Chalco Logistics Group Central International Port Co., Ltd.* (中鋁物流集團中部國際陸港有限公司) ("**Central Port**"). As of 30 June 2019, the balance of guarantee provided by Chalco Logistics to Central Port amounted to RMB1,000 million.

In August 2018, China Aluminum International Trading Co., Ltd. ("**Chalco Trading**") entered into a guarantee contract with the Dalian Commodity Exchange, pursuant to which Chalco Trading would provide guarantee of RMB1,000 million for its controlled subsidiary Chalco Inner Mongolian International Trading Co., Ltd.* (中鋁內蒙古國貿有限公司) ("**Inner Mongolian Trading**"). As of 30 June 2019, the balance of guarantee provided by Chalco Trading to Inner Mongolian Trading amounted to RMB390 million.

CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meetings, the Rules of Procedures for the Board Meetings, the Rules of Procedures for Meetings of the Supervisory Committee, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that such documents have incorporated most of the principles and code provisions in the Code on Corporate Governance Practices (the "**CG Code**") as set out in Appendix 14 to the Hong Kong Listing Rules and the requirements under the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "**Internal Control Guidelines**"). During the reporting period, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board of the Company has formulated written guidelines on securities transactions by the directors, supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. After a specific enquiry by the Company, all directors, supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

THE BOARD AND ITS COMMITTEES, SUPERVISORY COMMITTEE AND GENERAL MEETINGS

The Board

During the reporting period, the member of the sixth session of the Board of the Company consisted of Mr. Yu Dehui (chairman of the Board, resigned on 21 February 2019), Mr. Lu Dongliang (elected as the chairman of the sixth session of the Board of the Company on 21 February 2019), Mr. He Zhihui (elected as an executive director of the sixth session of the Board of the Company on 29 April 2019), Mr. Jiang Yinggang and Mr. Zhu Runzhou as executive directors; Mr. Ao Hong and Mr. Wang Jun as non-executive directors; and Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David as independent non-executive directors.

Given that the sixth session of the Board of the Company expired, on 25 June 2019, the seventh session of the Board of the Company was elected at the 2018 annual general meeting of the Company. The seventh session of the Board of the Company consists of nine directors, including four executive directors, namely Mr. Lu Dongliang, Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou; two non-executive directors, namely Mr. Ao Hong and Mr. Wang Jun; and three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. On the same day, at the 1st meeting of the seventh session of the Board of the Company, Mr. Lu Dongliang was elected as the chairman of the seventh session of the Board of the Company.

In the first half of 2019, eight meetings were held by the Board of the Company with 44 resolutions being considered and approved, of which five were physical meetings with 39 resolutions being considered and approved and three were telecommunication meetings with five resolutions being considered and approved. The resolutions cover regular reports of the Company, annual social responsibility report, annual assessment report on internal control, audit report on internal control, annual profit distribution proposal, annual operating and investment plans, annual financing and bond issuance plans, provision of guarantees for subsidiaries, annual remuneration standards for the Company's directors, supervisors and senior management, re-appointment of auditors, change of directors and senior managements, change of the Board, connected transactions and acquisition and disposal of equity interests or assets and other capital operation projects, etc.

Audit Committee

During the reporting period, the Audit Committee under the sixth session of the Board of the Company consisted of three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, with Mr. Lie-A-Cheong Tai Chong, David acting as the chairman.

On 25 June 2019, as considered and approved at the 1st meeting of the seventh session of the Board of the Company, such three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, were re-appointed as the members of the Audit Committee under the seventh session of the Board of the Company with Mr. Lie-A-Cheong Tai Chong, David acting as the chairman.

The Audit Committee of the Board and the management have reviewed the accounting standards and norms adopted by the Group and discussed the matters related to auditing, internal control, risk management and financial statements, including review of the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2019.

In the first half of 2019, four meetings were held by the Audit Committee of the Board with 26 resolutions being considered and approved, including the audit report and the audited financial report for the year 2018, the internal control report for the year 2018, the comprehensive risks management report for the year 2019, re-appointment of auditors, 2019 first quarterly report, change of accounting policies and several related-party transaction proposals.

Nomination Committee

During the reporting period, the Nomination Committee under the sixth session of the Board of the Company consisted of one executive director, Mr. Yu Dehui (resigned on 21 February 2019), one non-executive director, Mr. Ao Hong and three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Yu Dehui served as the chairman of the committee.

On 25 June 2019, as considered and approved at the 1st meeting of the seventh session of the Board of the Company, two executive directors, i.e. Mr. Lu Dongliang and Mr. He Zhihui, and three independent non-executive directors, i.e. Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, were appointed as the members of the Nomination Committee under the seventh session of the Board of the Company with Mr. Lu Dongliang acting as the chairman of the committee.

In the first half of 2019, four meetings were held by the Nomination Committee of the Board, at which the resolutions in relation to nomination of candidates for senior management and directors of the Company were considered and approved.

Remuneration Committee

The Remuneration Committee under the sixth session of the Board of the Company consisted of one non-executive director, Mr. Liu Caiming (resigned on 25 May 2018) and two independent non-executive directors, namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Hu Shihai served as the chairman of the committee.

On 25 June 2019, as considered and approved at the 1st meeting of the seventh session of the Board of the Company, one executive director, Mr. Ao Hong, and two independent non-executive directors, i.e. Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, were appointed as the members of the Remuneration Committee under the seventh session of the Board of the Company with Mr. Hu Shihai acting as the chairman of the committee.

In the first half of 2019, one meeting was held by the Remuneration Committee of the Board, at which the resolution in relation to the formulation of remuneration standards for directors, supervisors and senior management of the Company for the year 2019 was considered and approved.

Development and Planning Committee

During the reporting period, the Development and Planning Committee under the sixth session of the Board of the Company consisted of two executive directors, namely Mr. Yu Dehui (resigned on 21 February 2019), and Mr. Jiang Yinggang, one non-executive director, Mr. Ao Hong and one independent non-executive director, Mr. Hu Shihai. Mr. Yu Dehui served as the chairman of the committee.

On 25 June 2019, as considered and approved at the 1st meeting of the seventh session of the Board of the Company, three executive directors, Mr. Lu Dongliang, Mr. He Zhihui and Mr. Zhu Runzhou and one independent non-executive director, Mr. Hu Shihai, were appointed as the members of the Development and Planning Committee under the seventh session of the Board of the Company with Mr. Lu Dongliang acting as the chairman of the committee.

In the first half of 2019, one meeting was held by the Development and Planning Committee of the Board, at which the resolutions in relation to the production guidance plan for 2019, the investment plan for 2019 and the operating plan for 2019 were considered and approved.

Occupational Health and Safety and Environment Committee

During the reporting period, the Occupational Health and Safety and Environment Committee under the sixth session of the Board of the Company consisted of two executive directors, namely, Mr. Lu Dongliang and Mr. Jiang Yinggang and one non-executive director, namely, Mr. Wang Jun. Mr. Jiang Yinggang served as the chairman of the committee.

On 25 June 2019, as considered and approved at the 1st meeting of the seventh session of the Board of the Company, Mr. Lu Dongliang, Mr. Jiang Yinggang and Mr. Wang Jun were re-appointed as the members of the Occupational Health and Safety and Environment Committee under the seventh session of the Board of the Company with Mr. Jiang Yinggang acting as the chairman of the committee.

In the first half of 2019, although no formal meeting was held by the Occupational Health and Safety and Environment Committee, the members of the committee had carried out thorough discussions about relevant matters in their presence at a Board meeting or in the ordinary course of business, and made recommendations to the Board.

Supervisory Committee

During the reporting period, the sixth session of the Supervisory Committee of the Company consisted of two shareholder representative supervisors, namely Mr. Ye Guohua (chairman of the Supervisory Committee) and Ms. Shan Shulan, and one employee representative supervisor, namely Mr. Wu Zuoming.

Given that the sixth session of the Supervisory Committee of the Company expired, on 25 June 2019, Mr. Ye Guohua and Ms. Shan Shulan were elected as shareholder representative supervisors of the seventh session of the Supervisory Committee at the 2018 annual general meeting of the Company, and Mr. Guan Xiaoguang was elected as an employee representative supervisor of the seventh session of the Supervisory Committee at the staff representative conference of the Company. On the same day, at the 1st meeting of the seventh session of the Supervisory Committee, Mr. Ye Guohua was elected as the chairman of the seventh session of the Supervisory Committee.

In the first half of 2019, a total of five meetings were held by the Supervisory Committee of the Company, of which four were physical meetings and one was telecommunication meeting, and at which 11 resolutions were considered and approved, mainly including the financial report of the Company for the year 2018, the work report of Supervisory Committee for the year 2018, social responsibility report for the year 2018, the internal control report for the year 2018, 2019 first quarterly report, change of accounting policies and nomination of candidates for shareholder representative supervisors, etc.

General Meeting

In the first half of 2019, the Company convened a total of three general meetings, namely the 2019 first extraordinary general meeting held on 20 February 2019, 2019 second extraordinary general meeting held on 29 April 2019 and 2018 annual general meeting held on 25 June 2019.

A total of 23 resolutions were considered and approved at the above meetings, including the annual report of the Board, the annual report of Supervisory Committee, the audited financial report, annual profit distribution proposal, annual financing and bonds issuance plans, re-appointment of auditors, provision of guarantees, election of directors and shareholder representative supervisors and related-party transactions, etc. The convening, holding and voting procedures for each general meeting are legal and valid, and all the resolutions submitted at the general meetings were passed.

SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, the relevant provisions of China Securities Regulatory Commission, Shanghai Stock Exchange Listing Rules and the Hong Kong Listing Rules and duly performed its corporate governance obligations without any deviation from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the requirements of the Hong Kong Listing Rules in relation to corporate governance.

The Company will stay in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, the SSE, Hong Kong Stock Exchange and the NYSE. Through regulatory compliance and strict self-regulation, the Company will continuously improve its corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of its shareholders, as well as maintaining consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, personnel, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2. DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2018

As considered and approved at the 2018 annual general meeting of the Company convened on 25 June 2019, no final dividends were distributed for the year 2018.

3. MATERIAL LITIGATION AND ARBITRATION

There was no material litigation or arbitration involving the Company during the reporting period.

4. CONNECTED TRANSACTIONS

NON-EXEMPTED CONTINUING CONNECTED TRANSACTIONS

Set out below are the annual caps for the non-exempted continuing connected transactions of the Group and the actual transaction amounts incurred by the Group for the year ended 30 June 2019:

		Aggregated consideration (as of 30 June 2019) *(in RMB million)*	Annual cap for the year 2019 *(in RMB million)*
Purchases of goods or services:			
(A)	Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	141	500
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services *Note* (Counterparty: Chinalco)	5,150	14,100
(C)	Mineral Supply Agreement (Counterparty: Chinalco)	6	360
(D)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	815	9,500
(E)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	199	500
(F)	Fixed Assets Leases Framework Contract (Counterparty: Chinalco)	29	200
(G)	Financial Services Agreement (Counterparty: Chinalco Finance Co., Ltd.)		
	Daily cap of deposit balance (including accrued interests)	5,267	Daily cap of deposit balance 12,000
	Daily cap of loan balance (including accrued interests)	3,205	Daily cap of loan balance 15,000
	Other financial services	–	50
(H)	Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.)	1,327	10,000
(I)	Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.* (中鋁商業保理(天津)有限公司)	–	3,000
(J)	Labor and Engineering Services Framework Agreement (Counterparty: Chalco Steering Intelligent Technology Co., Ltd.*(中鋁視拓智能科技有限公司))	7	100

	Aggregated consideration (as of 30 June 2019) *(in RMB million)*	Annual cap for the year 2019 *(in RMB million)*
Sales of goods or services:		
(B) General Agreement on Mutual Provision of Production Supplies and Ancillary Services Note (Counterparty: Chinalco)	6,420	28,400
(F) Fixed Assets Leases Framework Agreement (Counterparty: Chinalco)	20	100

Note: As considered and approved at the 2018 second extraordinary general meeting of the Company held on 11 December 2018, the annual caps for the expenditure transactions under General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Group and Chinalco for the three years from 2019 to 2021 amounted to RMB8,600 million, RMB9,300 million and RMB10,000 million, respectively, and the annual caps for the revenue transactions thereunder for the three years from 2019 to 2021 amounted to RMB17,700 million, RMB19,100 million and RMB20,700 million, respectively. At the end of the year 2018, as China Copper Co., Ltd., a wholly-owned subsidiary of Chinalco, received the gratuitous transfer of the 51% equity interests in Yunnan Metallurgical Group Co., Ltd.* (雲南冶金集團股份有限公司) ("**Yunnan Metallurgical Group**") from the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government, Yunnan Metallurgical Group has become a subsidiary of Chinalco and the transactions in relation to mutual provision of production supplies and ancillary services between the Group and Yunnan Metallurgical Group constituted connected transactions. Based on the above, as considered and approved at the 2018 annual general meeting of the Company on 25 June 2019, the annual caps for the expenditure transactions under General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Group and Chinalco for the three years from 2019 to 2021 were revised to RMB14,100 million, RMB15,300 million and RMB17,500 million, respectively, and the annual caps for the revenue transactions thereunder for the three years from 2019 to 2021 were revised to RMB28,400 million, RMB30,800 million and RMB33,500 million, respectively. For the details of aforesaid revisions to the caps for the continuing connected transactions, please refer to announcements dated 28 March 2019 and 3 June 2019 and the supplemental circular dated 10 June 2019 published by the Company.

During the reporting period, the aforesaid continuing connected transactions have been performed in accordance with relevant agreements as announced. The continuing connected transactions of the Group are mainly the transactions between the Group and Chinalco.

ONE-OFF CONNECTED TRANSACTIONS (NON-EXEMPTED) RELATED TO ACQUISITION AND DISPOSAL OF ASSETS

(1) Acquisition of assets by issuance of shares and the related-party transaction of the Company

The Company issued 2,118,874,715 A shares to Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), China Life Insurance Company Limited* (中國人壽保險股份有限公司), Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)), China Pacific Life Insurance Co., Ltd.* (中國太平洋人壽保險股份有限公司), China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司), BOC Financial Asset Investment Co., Ltd.* (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd.* (工銀金融資產投資有限公司) and ABC Financial Asset Investment Company Limited* (農銀金融資產投資有限公司) to acquire 30.7954% equity interests in Chalco Shandong Co., Ltd.* (中鋁山東有限公司), 36.8990% equity interests in Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司), 25.6748% equity interests in Baotou Aluminum and 81.1361% equity interests in Chalco Mining Co., Ltd.* (中鋁礦業有限公司) jointly held by the above eight investors.

On 20 February 2019, the procedures for transfer of the equity interests and industrial and commercial registration were completed in respect of the equity interests in the four target companies held by aforesaid eight investors. The four target companies became the wholly-owned subsidiaries of the Company. On 25 February 2019, the registration procedure for the additional shares of the Company in connection with the acquisition of assets by issuance of shares by the Company was completed with Shanghai Branch of China Securities Depository and Clearing Corporation Limited. So far, the transactions on acquisition of assets by issuance of shares by the Company have been fully completed.

As China Life Insurance Company Limited* is a substantial shareholder of Chalco Shandong Co., Ltd.* and Baotou Aluminum, it is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the Company's acquisition of the equity interests in the target companies held by China Life Insurance Company Limited* by the issuance of consideration shares to China Life Insurance Company Limited* constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the transaction is higher than 5%, it shall be subject to reporting, announcement and independent shareholders' approval requirements.

For the details of the Company's acquisition of assets by issuance of shares, please refer to the circular of the 2018 first extraordinary general meeting dated 31 July 2018, the supplementary circular of the 2018 first extraordinary general meeting dated 31 August 2018 and relevant announcements published by the Company.

(2) ***Acquisition of certain assets of Shanxi Aluminum by Chalco Shanxi New Material Co., Ltd.* (中鋁山西新材料有限公司)***

On 22 January 2019, the Resolution in Relation to the Proposed Acquisition of Certain Assets of Chalco Shanxi Aluminum Co., Ltd.* by Chalco Shanxi New Material Co., Ltd. was considered and approved at the 37th meeting of the sixth session of the Board of the Company, pursuant to which, the Board approved Chalco Shanxi New Material Co., Ltd.* ("**Shanxi New Material**"), a controlled subsidiary of the Company, to acquire certain assets of Shanxi Aluminum, at a consideration of RMB177,159,400. On 30 January 2019, Shanxi New Material entered into the assets transfer agreement with Shanxi Aluminum.

As Shanxi Aluminum is a subsidiary of Chinalco, the controlling shareholder of the Company, Shanxi Aluminum is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For the details of the aforesaid matters, please refer to the relevant announcements dated 22 January 2019 and 30 January 2019 of the Company.

(3) ***Capital contribution to Chinalco Commercial Factoring (Tianjin) Co., Ltd.* by China Aluminium International Trading Group Co., Ltd.* and Chalco Logistics***

On 22 January 2019, the Resolution in Relation to Proposed Capital Contribution to Chinalco Commercial Factoring (Tianjin) Co., Ltd.* by China Aluminum International Trading Group Co., Ltd. and China Aluminum Logistics Group Corporation Co., Ltd was considered and approved at the 37th meeting of the sixth session of the Board of the Company, pursuant to which, the Board approved China Aluminum International Trading Group Co., Ltd.* ("**Chalco Trading Group**") and Chalco Logistics, both of which are wholly-owned subsidiaries of the Company, to make a capital contribution of RMB100 million in cash to Chinalco Commercial Factoring (Tianjin) Co., Ltd.* ("**Chinalco Factoring**"), in exchange for 17.1915% equity interests in Chinalco Factoring, respectively. On 30 January 2019, Chalco Trading Group and Chalco Logistics entered into the capital contribution agreement with conditions precedent with Chinalco Factoring and its shareholder, Chinalco Capital Holdings Co., Ltd.* ("**Chinalco Capital**"). The aforesaid capital contribution was considered and approved at the 2019 second extraordinary general meeting of the Company held on 29 April 2019.

As Chinalco Factoring and Chinalco Capital are subsidiaries of Chinalco, the controlling shareholder of the Company, Chinalco Factoring and Chinalco Capital are connected persons of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For the details of the aforesaid matters, please refer to the announcements dated 22 January 2019 and 30 January 2019 and the circular of the 2019 second extraordinary general meeting dated 31 January 2019 of the Company.

(4) Capital contribution to Chinalco Innovative Development Investment Company Limited* (中鋁創新開發投資有限公司) by the Company

On 22 January 2019, the Resolution in Relation to Proposed Capital Contribution to Chinalco Innovative Development Investment Company Limited* by the Company was considered and approved at the 37th meeting of the sixth session of the Board of the Company, pursuant to which the Board approved the Company to make a capital contribution to Chinalco Innovative Development Investment Company Limited* ("**Chinalco Innovative**") with its 100% equity interests in China Aluminum Nanhai Alloy Co., Ltd.* (中鋁南海合金有限公司) ("**Nanhai Alloy**"). The capital contribution amounted to RMB350,925,200, being the appraised value of 100% equity interests in Nanhai Alloy. Upon completion of the capital contribution, the Company acquired 19.4852% equity interests in Chinalco Innovative. On 30 January 2019, the Company entered into the capital contribution agreement with conditions precedent with Chinalco and Chinalco Innovative. On 20 February 2019, the aforesaid capital contribution was considered and approved at the 2019 first extraordinary general meeting of the Company.

As Chinalco is the controlling shareholder of the Company and Chinalco Innovative is a subsidiary of Chinalco, Chinalco and Chinalco Innovative are connected persons of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For details of the aforesaid matter, please refer to the announcements dated 22 January 2019 and 30 January 2019, and the supplemental circular of 2019 first extraordinary general meeting dated 31 January 2019 of the Company.

(5) Acquisition of equity interests in two electricity allocation and sales companies from Chalco Energy Co., Ltd. (中鋁能源有限公司) by Chinalco Environmental Protection and Energy Conservation Co., Ltd.* (中鋁環保節能集團有限公司)*

On 20 February 2019, the Resolution in Relation to Proposed Acquisition of Equity Interests in Two Electricity Allocation and Sales Companies from Chalco Energy Co., Ltd. by Chinalco Environmental Protection and Energy Conservation Co., Ltd. was considered and approved at the 38th meeting of the sixth session of the Board of the Company, pursuant to which the Board approved Chalco Energy Co., Ltd.* ("**Chalco Energy**"), a wholly-owned subsidiary of the Company, to transfer its 40% equity interests in Inner Mongolia Fengrong Electricity Allocation and Sales Co., Ltd.* (內蒙古豐融配售電有限公司) and 60% equity interests in Ningxia Fenghao Electricity Allocation and Sales Co., Ltd.* (寧夏豐昊配售電有限公司) to Chinalco Environmental Protection and Energy Conservation Co., Ltd.* ("**Chinalco Environmental Protection**") by way of agreement transfer at consideration of RMB20,041,300 and RMB21,531,300, respectively. On the same day, Chalco Energy and Chinalco Environmental Protection entered into the equity transfer agreements in respect of the aforesaid equity transfer.

As Chinalco Environmental Protection is a subsidiary of Chinalco, the controlling shareholder of the Company, Chinalco Environmental Protection is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For details of the aforesaid matter, please refer to the announcements dated 20 February 2019 and 12 March 2019 of the Company.

(6) *Transfer of electrolytic aluminum capacity quota by Shanxi Huasheng Aluminum Co., Ltd.* (山西華聖鋁業有限公司) to Heqing Yixin Aluminum Co., Ltd.* (鶴慶溢鑫鋁業有限公司)*

On 20 February 2019, the Resolution in Relation to Proposed Transfer of Electrolytic Aluminum Capacity Quota by Shanxi Huasheng Aluminum Co., Ltd. was considered and approved at the 38th meeting of the sixth session of the Board of the Company, pursuant to which the Board approved Shanxi Huasheng Aluminum Co., Ltd.* ("**Shanxi Huasheng**", a controlled subsidiary of the Company) to transfer the electrolytic aluminum capacity quota of 190,000 tonnes to Heqing Yixin Aluminum Co., Ltd.* ("**Yixin Aluminum**") by way of agreement at a consideration (tax inclusive) of RMB950 million (subject to the number of the electrolytic aluminum capacity quota finally determined by the province to which it is transferred). On 28 May 2019, Shanxi Huasheng entered into the electrolytic aluminum capacity quota transfer Agreement with conditions precedent with Yixin Aluminum. On 25 June 2019, the aforesaid transfer of electrolytic aluminum capacity quota was considered and approved at the 2018 annual general meeting of the Company.

As Yixin Aluminum is a subsidiary of Chinalco, the controlling shareholder of the Company, Yixin Aluminum is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For details of the aforesaid matter, please refer to the announcements dated 20 February 2019 and 28 May 2019 and the supplemental circular of 2018 annual general meeting dated 10 June 2019 of the Company.

THE CONNECTED TRANSACTION WITH THE CONNECTED PARTY THROUGH JOINT CONTRIBUTION (NON-EXEMPTED)

Capital contribution to Chinalco Capital by the Company

On 28 March 2019, the Resolution in Relation to Proposed Capital Contribution by the Company to Chinalco Capital Holdings Co., Ltd. was considered and approved at 41st meeting of the sixth session of the Board of the Company, pursuant to which the Company was approved to make a capital contribution of RMB176,520,000 to Chinalco Capital. On the same day, the Company entered into the capital contribution agreement with Chinalco and Chinalco Capital.

Prior to the capital contribution, Chinalco Capital was also held as to 14.71% by the Company. The capital contribution was made by the Company and Chinalco in proportion to their respective shareholdings on a pro rata basis. The shareholding of the Company in Chinalco Capital remained unchanged following the capital contribution.

As Chinalco is the controlling shareholder of the Company and Chinalco Capital is a subsidiary of Chinalco, Chinalco and Chinalco Capital are connected persons of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For details of the aforesaid matter, please refer to the announcement dated 28 March 2019.

ONE-OFF CONNECTED TRANSACTIONS (EXEMPTED) RELATED TO ACQUISITION AND DISPOSAL OF ASSETS

Acquisition of equity interests of Suzhou Nonferrous Metals Materials Science and Technical Development Co., Ltd. (蘇州中色金屬材料科技有限公司) by Chalco Shanghai Company Limited* (中鋁(上海)有限公司)*

On 29 April 2019, the Resolution in Relation to Proposed Acquisition of Equity Interests in Suzhou Nonferrous Metals Materials Science and Technical Development Co., Ltd by Chalco Shanghai Company Limited was considered and approved at the 42nd meeting of the sixth session of the Board of the Company, pursuant to which the Board approved Chalco Shanghai Company Limited* ("**Chalco Shanghai**", a wholly-owned subsidiary of the Company) to acquire 100% equity interests in Suzhou Nonferrous Metals Materials Science and Technical Development Co., Ltd.* ("**Suzhou Nonferrous Metals**") at a consideration of RMB237,400. On the same day, Chalco Shanghai entered into the equity transfer agreement with China Nonferrous Metals Processing Technology Co., Ltd.* (中色科技股份有限公司) ("**CNPT**") and Suzhou Engineering & Research Institute for Nonferrous Metal Research Co., Ltd.* (蘇州有色金屬研究院有限公司) ("**Suzhou Nonferrous Institute**"), two shareholders of Suzhou Nonferrous Metals.

As CNPT and Suzhou Nonferrous Institute are subsidiaries of Chinalco, the controlling shareholder of the Company, they are connected persons of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction is less than 0.1%, the transaction is exempt from complying with reporting, announcement and independent shareholders' approval requirements.

For details of the aforesaid matter, please refer to the announcement dated 29 April 2019 of the Company.

5. PERFORMANCE OF UNDERTAKINGS

There were no outstanding undertakings during the reporting period.

6. OTHER SIGNIFICANT EVENTS

(1) Capital contribution to Shanxi Chalco China Resources Co., Ltd.* (山西中鋁華潤有限公司) and investment in construction of phase I of aluminum recycle industrial base project in Shanxi Lvliang-500,000 tonnes of alloy aluminum project by the Company

On 28 March 2019, the Resolution in Relation to Proposed Capital Contribution to Shanxi Chalco China Resources Co., Ltd. and Investment in Phase I of Aluminum Recycle Industrial Base Project in Shanxi Lvliang-500,000 Tonnes of Alloy Aluminum Project by the Company was considered and approved at the 41st meeting of the sixth session of the Board of the Company, pursuant to which the Board approved the Company and other shareholders to make capital contribution in cash to Shanxi Chalco China Resources Co., Ltd.* ("**Shanxi Zhongrun**") in proportion to their respective shareholdings. Upon completion of the capital contribution, the paid-in capital received by Shanxi Zhongrun and contributed by the Company was RMB1,641,750,000 and RMB656,700,000, respectively.

Shanxi Zhongrun, a controlled subsidiary of the Company, was held as to 40% equity interests by the Company. Shanxi Zhongrun undertakes the construction and operation of aluminum recycle industrial base project in Shanxi Lvliang. The total investment in phase I of the project-500,000 tonnes of alloy aluminum project amounted to RMB4,104,380,000, 40% of which or RMB1,641,750,000 was used as the capital of the project.

For details of the aforesaid matter, please refer to the announcement dated 28 March 2019 of the Company.

(2) Change of accounting policies

On 29 April 2019, the Resolution on Proposed Application of New Lease Standards by the Company was considered and approved at the 42th meeting of the sixth session of the Board of the Company, pursuant to which the Board approved the Company to adopt the new lease standards from 1 January 2019 in accordance with the relevant requirements of the International Financial Reporting Standard No. 16-Leases and Accounting Standard for Business Enterprises No. 21-Leases.

The new lease standards stipulate that, at the commencement date of the leasing period, the lessee shall recognize right-of-use assets and lease liabilities for leases. Meanwhile, the Company shall recognize right-of-use assets and lease liabilities according to the present value of future minimum lease payments payable (other than short-term leases and low-value asset leases for which the simplified approach is elected) for all leased assets since 1 January 2019, and separately recognize depreciation and unrecognised financing costs, with no comparable period information adjusted.

The change in lease standards increases the total assets and liabilities of the Company, resulting in an increase of RMB6,929 million in total assets and liabilities of the Company, respectively, and an increase of about 1.2 percentage points in gearing ratio as of 1 January 2019 as compared with that of 31 December 2018. It is expected that the change in accounting policies will not have a material impact on the equity attributable to the owners and net profits of the Company.

For details of the above change in accounting policies, please refer to the announcements of the Company dated 22 January 2019 and 29 April 2019, respectively.

(3) Carrying out capital preservation and appreciation businesses by the Company by utilizing daily reserve fund

On 29 April 2019, the Resolution on Proposed Utilisation of Daily Reserve Fund to Carry out Capital Preservation and Appreciation Business by the Company was considered and approved at the 42nd meeting of the sixth session of the Board of Directors of the Company, pursuant to which the Company was approved to conduct capital preservation and appreciation business by utilizing daily reserve fund, with investment type including but not limited to structural deposits, monetary funds, treasury bonds buy-back and other low risks businesses, for a term of not exceeding 90 days. The balance of the funds used for capital preservation and appreciation business by the Company at any time of point shall not exceed RMB5 billion and may be used within the limit on a rolling basis.

For details of the above matters, please refer to the announcement of the Company dated 29 April 2019.

INDEPENDENT REVIEW REPORT

EY 安永

To the board of directors of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 56 to 128, which comprise the interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (collectively, the "Group") as at 30 June 2019 and the related interim condensed consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants
22/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

27 August 2019

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2019 (Unaudited)	31 December 2018 (Restated and audited)
ASSETS			
Non-current assets			
Intangible assets	6	**13,443,908**	12,879,365
Property, plant and equipment	6	**100,373,174**	106,249,116
Investment properties		**1,146,040**	1,156,006
Land use rights		**–**	4,306,865
Right-of-use assets		**16,320,945**	–
Investments in joint ventures	7	**3,153,599**	3,393,349
Investments in associates	7	**6,773,428**	6,363,462
Equity investments designated at fair value through other comprehensive income	8	**2,086,246**	1,729,825
Deferred tax assets		**1,459,981**	1,542,655
Other non-current assets		**4,163,469**	4,442,645
Total non-current assets		**148,920,790**	142,063,288
Current assets			
Inventories		**22,291,626**	20,459,668
Trade receivables	9	**6,365,991**	5,209,535
Notes receivable	9	**3,076,196**	2,894,482
Other current assets		**11,805,987**	9,025,514
Financial assets at fair value through profit or loss		**2,007,952**	16,141
Restricted cash and time deposits		**1,709,555**	2,165,288
Cash and cash equivalents		**11,929,018**	19,130,835
Total current assets		**59,186,325**	58,901,463
Total assets		**208,107,115**	200,964,751

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Notes	**30 June 2019 (Unaudited)**	31 December 2018 (Restated and audited)
EQUITY AND LIABILITIES			
Equity			
Equity attributable to the owners of the parent			
Share capital	10	**17,022,673**	14,903,798
Other reserves		**38,285,737**	40,367,573
Accumulated losses		**(2,150,302)**	(2,856,064)
		53,158,108	52,415,307
Non-controlling interests		**16,293,141**	15,254,312
Total equity		**69,451,249**	67,669,619
Liabilities			
Non-current liabilities			
Interest-bearing loans and borrowings	11	**57,673,653**	54,207,386
Other non-current liabilities		**2,307,900**	2,438,164
Deferred tax liabilities		**1,754,993**	1,812,805
Total non-current liabilities		**61,736,546**	58,458,355

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2019 (Unaudited)	31 December 2018 (Restated and audited)
Current liabilities			
Trade and notes payables	12	**13,658,741**	14,009,264
Other payables and accrued expenses		**11,137,257**	11,567,152
Contract liabilities		**2,059,012**	1,579,322
Financial liabilities at fair value through profit or loss		**1,152**	1,766
Income tax payable		**241,228**	113,783
Interest-bearing loans and borrowings	11	**49,821,930**	47,565,490
Total current liabilities		**76,919,320**	74,836,777
Total liabilities		**138,655,866**	133,295,132
Total equity and liabilities		**208,107,115**	200,964,751
Net current liabilities		**17,732,995**	15,935,314
Total assets less current liabilities		**131,187,795**	126,127,974

The accompanying notes are an integral part of these financial statements.

Lu Dongliang
Director

Wang Jun
Chief Financial Officer

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2019 (Unaudited)	2018 (Restated and unaudited)
Revenue	5	**94,940,104**	82,394,354
Cost of sales		**(88,228,258)**	(75,918,415)
Gross profit		**6,711,846**	6,475,939
Selling and distribution expenses		**(1,631,012)**	(1,052,153)
General and administrative expenses		**(1,903,895)**	(1,614,689)
Research and development expenses		**(241,280)**	(135,582)
Impairment losses on property, plant and equipment		**–**	(39,423)
Impairment losses on financial assets		**(110,902)**	(19,400)
Other income	14(a)	**76,954**	99,758
Other gains, net	14(b)	**931,670**	479,883
Operating profit		**3,833,381**	4,194,333
Finance income	15	**212,839**	188,553
Finance costs	15	**(2,594,147)**	(2,354,599)
Share of profits and losses of:			
Joint ventures	7	**60,097**	(114,634)
Associates	7	**70,138**	(7,337)
Profit before income tax	13	**1,582,308**	1,906,316
Income tax expense	16	**(412,293)**	(571,339)
Profit for the period		**1,170,015**	1,334,977

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

	For the six months ended 30 June	
	2019	2018
	(Unaudited)	(Restated and unaudited)
Profit for the period	**1,170,015**	1,334,977
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods, net of tax:		
Equity investments designated at fair value through other comprehensive income:		
Changes in fair value	**5,510**	(17,165)
Income tax effect	**(1,375)**	4,246
	4,135	(12,919)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax:		
Exchange differences on translation of foreign operations	**(4,870)**	22,750
Total other comprehensive (loss)/income for the period, net of tax	**(735)**	9,831
Total comprehensive income for the period	**1,169,280**	1,344,808
Profit attributable to:		
Owners of the parent	**705,762**	821,627
Non-controlling interests	**464,253**	513,350
	1,170,015	1,334,977

For the six months ended 30 June 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended 30 June	
	Notes	**2019**	2018
		(Unaudited)	(Restated and unaudited)
Total comprehensive income for the period attributable to:			
Owners of the parent		**704,840**	831,845
Non-controlling interests		**464,440**	512,963
		1,169,280	1,344,808
Basic and diluted earnings per share attributable to ordinary equity holders of the parent *(expressed in RMB per share)*	17	**0.035**	0.046

Details of the dividends proposed for the six months ended 30 June 2019 are disclosed in note 18 to the financial statements.

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 31 December 2018 (Audited)	14,903,798	18,414,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,816,481)	52,414,890	15,254,312	67,669,202
Adjustment due to a business combination under common control (note 4)	-	40,000	-	-	-	-	-	-	(39,583)	417	-	417
At 31 December 2018 (Restated)	14,903,798	18,454,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,856,064)	52,415,307	15,254,312	67,669,619
Profit for the period	-	-	-	-	-	-	-	-	705,762	705,762	464,253	1,170,015
Other comprehensive income for the period, net of tax												
Changes in fair value of equity investments designated at fair value through other comprehensive incomes, net of tax	-	-	-	-	-	3,948	-	-	-	3,948	187	4,135
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	(4,870)	-	(4,870)	-	(4,870)
Total comprehensive income	-	-	-	-	-	3,948	-	(4,870)	705,762	704,840	464,440	1,169,280
Disposal of subsidiaries	-	-	-	-	(1,666)	-	-	-	-	(1,666)	(5,318)	(6,984)
Business combination under common control *(note 4)*	-	(237)	-	-	-	-	-	-	-	(237)	-	(237)
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(121,900)	(121,900)
Acquisition of non-controlling interests	-	17,012	-	-	-	-	-	-	-	17,012	(17,012)	-
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	783,632	783,632
Issuance of share capital *(note 10)*	2,118,875	8,564,661	(10,735,214)	-	-	-	-	-	-	(51,678)	-	(51,678)
Other appropriations	-	-	-	-	68,934	-	-	-	-	68,934	(1,011)	67,923
Share of reserves of joint ventures and associates	-	-	-	-	5,596	-	-	-	-	5,596	-	5,596
Other equity instruments' distribution	-	-	-	-	-	-	-	-	-	-	(64,002)	(64,002)
At 30 June 2019 (Unaudited)	17,022,673	27,036,114*	955,078*	5,867,557*	218,802*	10,536*	3,988,000*	209,650*	(2,150,302)	53,158,108	16,293,141	69,451,249

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 31 December 2017 (Audited)	14,903,798	18,787,833	952,878	5,867,557	146,934	17,671	2,019,288	335,276	(3,465,717)	39,565,518	26,037,642	65,603,160
Adjustment due to business combinations under common control	-	40,000	-	-	-	-	-	-	(565)	39,435	-	39,435
At 1 January 2018 (Restated)	14,903,798	18,827,833	952,878	5,867,557	146,934	17,671	2,019,288	335,276	(3,466,282)	39,604,953	26,037,642	65,642,595
Profit for the period	-	-	-	-	-	-	-	-	821,627	821,627	513,350	1,334,977
Other comprehensive income for the period, net of tax												
Changes in fair value and disposal of available for sale financial assets, net of tax	-	-	-	-	-	(12,532)	-	-	-	(12,532)	(387)	(12,919)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	22,750	-	22,750	-	22,750
Total comprehensive income	-	-	-	-	-	(12,532)	-	22,750	821,627	831,845	512,963	1,344,808
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	1,468,435	1,468,435
Release of deferred government subsidies	-	-	2,200	-	-	-	-	-	-	2,200	-	2,200
Equity exchange arrangement	-	-	10,735,214	-	-	-	-	-	-	10,735,214	(10,735,214)	-
Acquisition of non-controlling interests	-	(57)	-	-	-	-	-	-	-	(57)	(3,073)	(3,130)
Capital injection from non-controlling shareholders	-	78,271	-	-	-	-	-	-	-	78,271	158,824	237,095
Capital injection from the parent company	-	69,885	-	-	-	-	-	-	-	69,885	-	69,885
Restructure of subsidiaries	-	(77,511)	-	-	-	-	-	-	-	(77,511)	77,511	-
Other appropriations	-	-	-	-	48,089	-	-	-	-	48,089	9,117	57,206
Share of reserves of joint ventures and associates	-	-	-	-	16,222	-	-	-	-	16,222	-	16,222
Other equity instruments' distribution	-	-	-	-	-	-	-	-	-	-	(141,312)	(141,312)
Dividends distributed by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(231,245)	(231,245)
Dividends distribution before business combinations under common control	-	-	-	-	-	-	-	-	(5,638)	(5,638)	-	(5,638)
At 30 June 2018 (Restated) (Unaudited)	14,903,798	18,898,421	11,690,292	5,867,557	211,245	5,139	2,019,288	358,026	(2,650,293)	51,303,473	17,153,648	68,457,121

* These reserve accounts comprise the consolidated other reserves of RMB38,286 million (31 December 2018: RMB40,368 million) in the interim condensed consolidated statement of financial position.

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2019 (Unaudited)	2018 (Restated and unaudited)
Net cash flows from operating activities	19	**3,029,631**	6,800,947
Investing activities			
Purchases of intangible assets		**(3,925)**	(1,310)
Purchases of property, plant and equipment		**(4,492,593)**	(3,482,563)
Purchases of land use rights		**–**	(4,384)
Purchases of right-of-use assets		**(2,909)**	–
Purchases of investment properties		**(55,843)**	–
Proceeds from disposal of property, plant and equipment		**167,813**	207,802
Net inflows in respect of the acquisition of subsidiaries		**–**	2,846,649
Proceeds from disposal of a joint venture and an associate		**291,081**	–
Proceeds from disposal of an associate		**–**	30,816
Dividends received by associates and joint ventures		**69,735**	84,946
Proceeds from disposal of subsidiaries, net of cash		**22,106**	–
Investments in associates		**(425,520)**	–
Purchase of financial product		**(2,000,000)**	–
Dividend from financial assets at fair value through other comprehensive income		**48,991**	54,420
Increase in time deposits		**(52,484)**	(767,926)
Change in deposit of futures and option contracts		**(95,756)**	5,075
Assets-related government grants received		**51,438**	113,693
Loans (to)/repaid by third parties		**(26,055)**	25,687
Net cash flows used in investing activities		**(6,503,921)**	(887,095)

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June **2019** **(Unaudited)**	 2018 (Restated and unaudited)
Financing activities			
Acquisition of non-controlling interests		**–**	(3,130)
Business combination under common control	4	**(237)**	–
Issue cost of share issue		**(51,678)**	–
Proceeds from gold leasing arrangements		**6,921,860**	1,897,600
Repayments of gold leasing arrangements		**(1,182,400)**	(5,169,983)
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs		**19,973,537**	4,977,650
Senior perpetual securities' distribution paid		**(64,002)**	(141,312)
Repayments of short-term notes and mid-term bonds		**(7,000,000)**	(14,000,000)
Drawdown of short-term and long-term bank and other loans		**24,420,262**	42,739,618
Repayments of short-term and long-term bank and other loans		**(42,924,925)**	(35,905,305)
Proceeds from finance leases under sale and leaseback contracts, net of deposits and transaction costs		**–**	759,016
Principal portion of lease payments		**(1,705,733)**	–
Capital elements of finance lease rental payments		**–**	(1,504,258)
Capital injection from non-controlling shareholders		**398,582**	237,095
Dividends paid by subsidiaries to non-controlling shareholders		**(143,981)**	(219,094)
Interest paid		**(2,202,575)**	(3,011,512)
Payment of business combination previously		**(134,820)**	–
Capital injection from shareholders		**–**	69,885
Net cash flows used in financing activities		**(3,696,110)**	(9,273,730)
Net decrease in cash and cash equivalents		**(7,170,400)**	(3,359,878)
Net foreign exchange differences		**(31,417)**	37,709
Cash and cash equivalents at beginning of the period		**19,130,835**	27,851,106
Cash and cash equivalents at 30 June		**11,929,018**	24,528,937

The accompanying notes are an integral part of these financial statements.

1. GENERAL INFORMATION

Aluminum Corporation of China Limited (中國鋁業股份有限公司) (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources and coal mining, the production and distribution of carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which was established on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China (中國鋁業集團有限公司) ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in thousands of Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2019 have been prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting*.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual consolidated financial statements as at 31 December 2018.

Going concern

As at 30 June 2019, the Group's current liabilities exceeded its current assets by approximately RMB17,733 million. The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities in the period from 1 July 2019 to 30 June 2020;

- Unutilised banking facilities of approximately RMB111,291 million as at 30 June 2019, of which amounts totalling RMB97,139 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

- Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from 30 June 2019. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

For the six months ended 30 June 2019 (Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1 Basis of preparation (Continued)

Merger accounting for business combination under common control

The accounting policies for business combination under common control of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2018.

The comparative financial data have been restated to reflect the business combinations under common control which took place during the year ended 31 December 2018 and the six-months period ended 30 June 2019 as set out in note 4; the comparative financial information was retrospectively adjusted as if it had occurred from the beginning of the earliest period presented.

2.2 Changes in accounting policies and disclosures

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2018, except for the adoption of new standards effective as of 1 January 2019.

Amendments to IFRS 9	*Prepayment Features with Negative Compensation*
IFRS 16	*Leases*
Amendments to IAS 19	*Plan Amendment, Curtailment or Settlement*
Amendments to IAS 28	*Long-term Interests in Associates and Joint Ventures*
IFRIC Interpretation 23	*Uncertainty over Income Tax Treatments*
Annual Improvements 2015–2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (Continued)

Other than as explained below regarding the impact of IFRS 16 *Leases*, Amendments to IAS 28 *Long-term Interests in Associates and Joint Ventures* and IFRIC 23 *Uncertainty over Income Tax Treatments*, the new and revised standards are not relevant to the preparation of the Group's interim condensed consolidated financial information. The nature and impact of the new and revised IFRSs are described below:

IFRS 16 Leases

IFRS 16 supersedes IAS 17 *Leases*, IFRIC 4 *Determining whether an Arrangement contains a Lease*, SIC 15 *Operating Leases-Incentives* and SIC 27 *Evaluating the Substance of Transactions Involving the Legal Form of a Lease*. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (Continued)

IFRS 16 Leases (Continued)

New definition of a lease

Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their standard-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (Continued)

IFRS 16 Leases (Continued)

As a lessee - Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of property, machinery, vehicles and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low-value assets (e.g., office equipment); and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

IFRS 16 Leases (continued)

Impacts on transition

Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments discounted using the incremental borrowing rate at 1 January 2019 and included in interest-bearing loans and borrowings.

The right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under financial leases of RMB6,229 million that were reclassified from property, plant and equipment, upon initial adoption of IFRS 16, the present value of the lease payments not yet paid for the right to use the underlying land, property, plant and equipment was RMB6,929 million, prepayments for obtaining land use right amounting to RMB492 million that were disclosed within property, plant and equipment, land use right of RMB4,307 million that were disclosed separately in the statement of financial position, and prepaid rents of RMB20 million that were included in other non-current assets.

The Group has used the following elective practical expedients when applying IFRS16 at 1 January 2019:

- Used a single discount rate to a portfolio of leases with reasonably similar characteristics
- Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application
- Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application
- Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

(Amounts expressed in thousands of RMB

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

IFRS 16 Leases (continued)

Impacts on transition (continued)

The effect of adoption of IFRS16 as at 1 January 2019 is as follows:

Assets	**Increase/(Decrease)**
Increase in right-of-use assets	17,976,851
Decrease in property, plant and equipment	(6,720,610)
Decrease in land use right	(4,306,865)
Decrease in other non-current assets	(20,323)
Increase in total assets	6,929,053
Liabilities	
Increase in Interest-bearing loans and borrowings	11,010,323
Decrease in finance lease payables	(4,081,270)
Increase in total liabilities	6,929,053
Decrease in retained earnings	–

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

IFRS 16 Leases (continued)

Impacts on transition (continued)

The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 is as follows:

Operating lease commitments as at 31 December 2018	12,989,524
Less: Commitments relating to short-term leases, low-value assets leases and those leases with a remaining lease term ending on or before 31 December 2019	59,819
Undiscounted Operating lease commitments as at 1 January 2019 under IFRS 16	12,929,705
Weighted average incremental borrowing rate as at 1 January 2019	4.97%
Discounted operating lease commitments as at 1 January 2019 under IFRS 16	6,929,053
Add: Discounted commitments relating to leases previously classified as finance leases as at 31 December 2018	4,081,270
Lease liabilities as at 1 January 2019	11,010,323

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

IFRS 16 Leases (continued)

Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16:

- Right-of-use assets

  Right-of-use assets are recognised at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. If the lease transfers ownership of the underlying assets to the Group by the end of the lease term or if the cost of the right-of-use assets reflects that the Group will exercise a purchase option, the Group will depreciate the right-of-use assets from the commencement date to the useful life of the underlying assets. Right-of-use assets are subject to impairment.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

IFRS 16 Leases (continued)

Summary of new accounting policies (continued)

- Lease liabilities

  Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.

  In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

IFRS 16 Leases (continued)

Summary of new accounting policy (continued)

- Short-term leases and leases of low-value assets

  The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below RMB30,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional terms of three to five years. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the lease commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within the control of the Group and affects its ability to exercise the option to renew.

The Group included the renewal period as part of the lease term for leases of plant and machinery due to the significance of these assets to its operations. These leases have a short non-cancellable period (i.e., three to five years) and there will be a significant negative effect on production if a replacement is not readily available.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

IFRS 16 Leases (continued)

Amounts recognised in the interim condensed consolidated statement of financial position and the interim condensed consolidated statement of profit or loss and other comprehensive income

The carrying amounts of the Group's right-of-use assets and lease liabilities (included within "interest-bearing loans and borrowings"), and the movements during the period are as follows:

	Right-of-use assets				
	Buildings	**Land use rights**	**Machinery**	**Total**	**Lease liabilities**
As at 1 January 2019	396,499	11,450,581	6,129,771	17,976,851	11,010,323
Decrease	(44,189)	(115,355)	(954,163)	(1,113,707)	–
Depreciation expense	(34,240)	(191,160)	(316,799)	(542,199)	–
Interest expense	–	–	–	–	231,507
Payments	–	–	–	–	(1,705,733)
As at 30 June 2019	318,070	11,144,066	4,858,809	16,320,945	9,536,097

For the six months ended 30 June 2019, the Group recognised rental expenses of RMB26 million from short-term leases, and RMB2 million from leases related to low-value assets.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Changes in accounting policies and disclosures (continued)

Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied.

Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long-term interests, only in the context of recognising losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group assessed its business model for its long-term interests in associates and joint ventures upon adoption of the amendments on 1 January 2019 and concluded that the long-term interests in associates and joint ventures continue to be measured at amortised cost in accordance with IFRS 9. Accordingly, the amendments did not have any impact on the Group's interim condensed consolidated financial information.

IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as "uncertain tax positions"). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup sales. Based on the Group's tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any significant impact on the Group's interim condensed consolidated financial information.

(Amounts expressed in thousands of RMB unless otherwise stated)

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were consistent with those applied to the consolidated financial statements for the year ended 31 December 2018, except those applied due to accounting policy change disclosed above.

4. BUSINESS COMBINATION

a) Acquisition of Suzhou Zhongcai

On 29 April 2019, Chinalco Shanghai Company Limited ("Chinalco Shanghai") ("中鋁上海有限公司"), a subsidiary of the Company, entered into an equity transfer agreement with Zhongse Technology Co., Ltd.* ("Zhongse Technology") ("中色科技股份有限公司") and Suzhou Research Institute of Non-ferrous Metals Co., Ltd.* ("Suzhou Research Institute") ("蘇州有色金屬研究院有限公司"), pursuant to which, Chinalco Shanghai acquired 70% and 30% equity interests in Suzhou Zhongse Metal Materials Technology Co., Ltd.* ("Suzhou Zhongcai") ("蘇州中色金屬材料科技有限公司") from Zhongse Technology and Suzhou Research Institute, respectively. The consideration for the acquisition was RMB237 thousand, which was determined based on the appraisal value of the 100% equity interest in Suzhou Zhongcai. Chinalco Shanghai has paid the consideration in full as of 30 June 2019. The acquisition date was 1 June 2019, which was the date that the Group obtained control of Suzhou Zhongcai. Before and after the acquisition, both Suzhou Zhongcai and Chinalco Shanghai were controlled by Chinalco, and the control was not temporary. Thus, the acquisition of the 100% equity interest in Suzhou Zhongcai is considered to be a business combination under common control.

(Amounts expressed in thousands of RMB

4. BUSINESS COMBINATION (CONTINUED)

a) Acquisition of Suzhou Zhongcai (Continued)

The carrying amounts of the assets and liabilities of Suzhou Zhongcai as at the acquisition date and the comparative financial figures were as follows:

	1 June 2019	31 December 2018
Assets		
Property, plant and equipment	**55,746**	55,747
Land use rights	**–**	26,574
Right-of-use assets	**26,318**	–
Other current assets	**2,229**	2,561
Deferred tax assets	**143**	86
Trade and notes receivables	**2,758**	3,485
Cash and cash equivalents	**136**	183
Liabilities		
Deferred tax liabilities	**–**	111
Interest-bearing loans and borrowings	**51,908**	51,908
Other payables and accrued expenses	**33,404**	34,536
Trade and notes payables	**1,564**	1,664
Net assets	**454**	417
Non-controlling interests	**–**	–
Net assets acquired	**454**	
Difference recognised in equity	**(217)**	
Total purchase consideration	**237**	

* The English names represent the best effort made by the management of the Group in translating their Chinese names as the companies do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue recognised during the year is as follows:

	For the six months ended 30 June	
	2019	2018 (Restated)
Revenue from contracts with customers (net of value-added tax)		
Sale of goods	**94,657,404**	82,195,155
Rendering of services	**119,149**	107,778
Revenue from other sources		
Rental income	**163,551**	91,421
	94,940,104	82,394,354

Revenue from the rendering of services includes revenue from the supply of heat and water and the provision of machinery processing, transportation, packaging and other services.

(Amounts expressed in thousands of RMB

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Revenue from contracts with customers

Disaggregated revenue information

	For the six months ended 30 June 2019						
	Alumina segment	Primary aluminum segment	Energy segment	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services							
Sale of goods	21,766,145	23,912,647	3,233,349	78,109,592	237,669	(32,601,998)	94,657,404
Rendering of services	-	-	119,149	-	-	-	119,149
Total revenue	21,766,145	23,912,647	3,352,498	78,109,592	237,669	(32,601,998)	94,776,553
Geographical markets							
Mainland China	21,766,145	23,912,647	3,352,498	74,774,011	237,669	(32,601,998)	91,440,972
Outside of mainland China	-	-	-	3,335,581	-	-	3,335,581
Total revenue	21,766,145	23,912,647	3,352,498	78,109,592	237,669	(32,601,998)	94,776,553
Timing of revenue recognition							
Goods transferred at a point in time	21,766,145	23,912,647	3,233,349	78,109,592	237,669	(32,601,998)	94,657,404
Services transferred over time	-	-	119,149	-	-	-	119,149
Total revenue	21,766,145	23,912,647	3,352,498	78,109,592	237,669	(32,601,998)	94,776,553
Revenue from contracts with customers							
External customers	7,403,221	18,532,522	3,278,441	65,392,352	170,017	-	94,776,553
Intersegment sales	14,362,924	5,380,125	74,057	12,717,240	67,652	-	32,601,998
	21,766,145	23,912,647	3,352,498	78,109,592	237,669	-	127,378,551
Intersegment adjustments and eliminations	(14,362,924)	(5,380,125)	(74,057)	(12,717,240)	(67,652)	-	(32,601,998)
Total revenue	7,403,221	18,532,522	3,278,441	65,392,352	170,017	-	94,776,553

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (continued)

Revenue from contracts with customers (Continued)

Disaggregated revenue information (continued)

	For the six months ended 30 June 2018 (Restated)						
	Alumina segment	Primary aluminum segment	Energy segment	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services							
Sale of goods	21,747,461	26,501,301	3,338,615	63,662,172	335,844	(33,390,238)	82,195,155
Rendering of services	–	–	107,778	–	–	–	107,778
Total revenue	21,747,461	26,501,301	3,446,393	63,662,172	335,844	(33,390,238)	82,302,933
Geographical markets							
Mainland China	21,747,461	26,501,301	3,446,393	59,861,370	335,844	(33,390,238)	78,502,131
Outside of mainland China	–	–	–	3,800,802	–	–	3,800,802
Total revenue	21,747,461	26,501,301	3,446,393	63,662,172	335,844	(33,390,238)	82,302,933
Timing of revenue recognition							
Goods transferred at a point in time	21,747,461	26,501,301	3,338,615	63,662,172	335,844	(33,390,238)	82,195,155
Services transferred over time	–	–	107,778	–	–	–	107,778
Total revenue	21,747,461	26,501,301	3,446,393	63,662,172	335,844	(33,390,238)	82,302,933
Revenue from contracts with customers							
External customers	7,657,712	19,812,871	3,389,468	51,181,730	261,152	–	82,302,933
Intersegment sales	14,089,749	6,688,430	48,248	12,489,119	74,692	–	33,390,238
	21,747,461	26,501,301	3,437,716	63,670,849	335,844	–	115,693,171
Intersegment adjustments and eliminations	(14,089,749)	(6,688,430)	(48,248)	(12,489,119)	(74,692)	–	(33,390,238)
Total revenue	7,657,712	19,812,871	3,389,468	51,181,730	261,152	–	82,302,933

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents consider the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating segments.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the presidents is consistent with that applied to the consolidated financial statements for the year ended 31 December 2018. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina bauxite and metal gallium.

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2019						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	21,873,447	23,924,314	78,148,099	3,358,423	237,819	(32,601,998)	94,940,104
Intersegment revenue	(14,362,924)	(5,380,125)	(12,717,240)	(74,057)	(67,652)	32,601,998	–
Sales of self-produced products			12,552,452				
Sales of products sourced from external suppliers and rental income			52,878,407				
Revenue from external customers	7,510,523	18,544,189	65,430,859	3,284,366	170,167	–	94,940,104
Segment profit/(loss) before income tax	889,520	403,882	533,491	382,697	(553,393)	(73,889)	1,582,308
Income tax expense							(412,293)
Profit for the period							1,170,015

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2019						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	67,507	18,661	66,812	12,427	47,432	-	212,839
Finance costs	(474,292)	(584,051)	(164,014)	(537,371)	(834,419)	-	(2,594,147)
Share of profits and losses of joint ventures	20,366	-	3,525	(56,851)	93,057	-	60,097
Share of profits and losses of associates	(11,498)	9,821	15,792	33,436	22,587	-	70,138
Amortisation of right-of-use assets	(268,580)	(171,262)	(16,409)	(61,161)	(24,787)	-	(542,199)
Depreciation and amortisation excluding the amortisation of right-of-use assets	(1,504,887)	(1,442,373)	(42,553)	(691,387)	(32,931)	-	(3,714,131)
(Loss)/gain on disposal of electrolytic aluminum capacity quota and property, plant and equipment, net	(53,817)	578,043	3,921	117	12	-	528,276
Unrealised losses on futures, forward and option contracts, net	-	-	(7,575)	-	-	-	(7,575)
Change for impairment of inventories	29,472	257,073	25,778	(2,241)	-	-	310,082
Provision for impairment of receivables, net of bad debts recovered	(8,269)	(618)	(67,258)	(31,354)	(3,403)	-	(110,902)
Gain on disposal of subsidiaries	-	-	-	3,014	257,900	-	260,914
Gain on disposal of investments in a joint venture	-	-	-	156,227	-	-	156,227
Gain on dividends of equity investments designated at fair value through other comprehensive income	-	-	-	1,000	47,991	-	48,991

(Amounts expressed in thousands of RMB

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2018 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	21,778,881	26,516,282	63,677,907	3,453,451	358,071	(33,390,238)	82,394,354
Intersegment revenue	(14,089,749)	(6,688,430)	(12,489,119)	(48,248)	(74,692)	33,390,238	–
Sales of self-produced products			10,033,191				
Sales of products sourced from external suppliers and rental income			41,155,597				
Revenue from external customers	7,689,132	19,827,852	51,188,788	3,405,203	283,379	–	82,394,354
Segment profit/(loss) before income tax	1,930,791	198,686	290,002	170,586	(707,705)	23,956	1,906,316
Income tax expense							(571,339)
Profit for the period							1,334,977

For the six months ended 30 June 2019 (Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2018 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	31,870	27,422	58,065	5,030	66,166	–	188,553
Finance costs	(172,999)	(610,815)	(193,883)	(544,455)	(832,447)	–	(2,354,599)
Share of profits and losses of joint ventures	(32,922)	–	3,679	(107,694)	22,303	–	(114,634)
Share of profits and losses of associates	–	668	11,898	(60,240)	40,337	–	(7,337)
Amortisation of land use rights	(20,591)	(19,875)	(9,026)	(3,647)	–	–	(53,139)
Depreciation and amortisation excluding the amortisation of land use rights	(1,353,385)	(1,530,546)	(42,084)	(867,299)	(39,716)	–	(3,833,030)
Gain/(loss) on disposal of property, plant and equipment	8,341	25,377	(2,092)	680	(2,347)	–	29,959
Unrealised (losses)/gains on futures, forward and option contracts, net	(305)	–	69,885	–	–	–	69,580
Change for impairment of inventories	4,038	9,235	(44,462)	(5,869)	–	–	(37,058)
(Provision for)/reversal of impairment of receivables, net of bad debts recovered	(1,516)	1,244	(5,994)	(13,134)	–	–	(19,400)
Gain on disposal and dividends of available for sale financial asset	–	–	–	–	54,420	–	54,420

(Amounts expressed in thousands of RMB

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2019						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	943	1,427	–	1,515	40	–	3,925
Property, plant and equipment	2,041,326	1,916,649	84,850	507,338	53,753	–	4,603,916

	For the six months ended 30 June 2018 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	95	781	32	341	61	–	1,310
Property, plant and equipment	626,711	1,995,483	177,287	236,912	99,321	–	3,135,714

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 30 June 2019						
Segment assets	87,724,765	59,334,980	21,993,478	39,302,639	42,646,451	251,002,313
Reconciliation:						
Elimination of intersegment receivables						(44,233,684)
Other elimination						(229,852)
Unallocated:						
Deferred tax assets						1,459,981
Prepaid income tax						108,357
Total assets						208,107,115
Segment liabilities	39,151,969	40,590,817	14,361,419	26,741,405	60,047,719	180,893,329
Reconciliation:						
Elimination of intersegment payables						(44,233,684)
Unallocated:						
Deferred tax liabilities						1,754,993
Income tax payable						241,228
Total liabilities						138,655,866

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 31 December 2018 (Restated)						
Segment assets	82,677,250	57,712,842	20,217,906	39,458,086	33,577,526	233,643,610
Reconciliation:						
Elimination of intersegment receivables						(34,228,334)
Other elimination						(155,283)
Unallocated:						
Deferred tax assets						1,542,655
Prepaid income tax						162,103
Total assets						200,964,751
Segment liabilities	38,817,030	34,492,538	14,530,230	27,265,031	50,492,049	165,596,878
Reconciliation:						
Elimination of intersegment payables						(34,228,334)
Unallocated:						
Deferred tax liabilities						1,812,805
Income tax payable						113,783
Total liabilities						133,295,132

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the six months ended 30 June	
	2019	2018 (Restated)
Segment revenue from external customers		
– Mainland China	**91,604,523**	78,593,552
– Outside of Mainland China	**3,335,581**	3,800,802
	94,940,104	82,394,354

	30 June 2019	31 December 2018 (Restated)
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**143,958,151**	137,939,763
– Outside of Mainland China	**1,266,406**	646,327
	145,224,557	138,586,090

For the six months ended 30 June 2019, revenue of approximately RMB19,356 million (for the six months ended 30 June 2018: RMB14,229 million) was derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. The revenue was mainly attributable to the alumina, primary aluminum, energy and trading segments. No other individual customer with transactions contributed to more than 10% of the Group's revenue during the six months ended 30 June 2019 (for the six months ended 30 June 2018: nil).

(Amounts expressed in thousands of RMB

6. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

	Intangible assets					
	Goodwill	Mining rights	Mineral exploration rights	Computer Software, production quota and others	Total	Property, plant and equipment
Net book amounts as at 31 December 2018 (Restated and audited)	3,510,633	7,682,383	1,113,959	572,390	12,879,365	106,249,116
Impact on initial application of IFRS 16	–	–	–	–	–	(6,720,610)
Net book amounts as at 1 January 2019 (Restated) (unaudited)	3,510,633	7,682,383	1,113,959	572,390	12,879,365	99,528,506
Additions	–	2,370	–	1,555	3,925	4,603,916
Disposals	–	–	–	–	–	(375,110)
Transfer from property, plant and equipment to intangible assets	–	–	–	730,022	730,022	(730,022)
Transfer from right-of-use assets to property, plant and equipment*	–	–	–	–	–	961,806
Government grants	–	–	–	–	–	(30,498)
Disposals of subsidiaries	–	–	–	(6)	(6)	(163,012)
Amortisation and depreciation	–	(147,912)	–	(22,023)	(169,935)	(3,422,440)
Currency translation differences	26	181	330	–	537	28
Net book amounts as at 30 June 2019	3,510,659	7,537,022	1,114,289	1,281,938	13,443,908	100,373,174

As at 30 June 2019, the Group pledged mining rights and mineral exploration rights with a net book value amounting to RMB773 million (31 December 2018: RMB773 million) for interest-bearing loans and borrowings as set out in note 11(a).

As at 30 June 2019, the Group pledged property, plant and equipment with a net book value amounting to RMB5,287 million (31 December 2018: RMB4,168 million) for interest-bearing loans and borrowings as set out in note 11(a).

* For the six months ended 30 June 2019, the assets amounting to RMB962 million under finance lease agreements were transferred to property, plant and equipment upon the expiry of the corresponding finance lease agreements.

(Amounts expressed in thousands of RMB unless otherwise stated)

7. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	Associates
As at 1 January 2019	3,393,349	6,363,462
Capital injections	–	376,520
Subsidiaries changed into associates	–	16,283
Disposal *(Note)*	(114,604)	(20,250)
Share of profits and losses for the period	60,097	70,138
Share of changes in reserves	12,757	(7,161)
Cash dividends declared	(198,000)	(25,564)
As at 30 June 2019	3,153,599	6,773,428

As at 30 June 2019, the Group has pledged investment in an associate amounting to RMB535 million (31 December 2018: RMB536 million) for interest-bearing loans and borrowings as set out in note 11(a) to the financial statements.

Note:

In March 2019, Chalco Ningxia Energy Group Co., Ltd. ("**Ningxia Energy**") disposed through a public auction transaction, its 50% equity interest in Ningxia Zhongning Power Co., Ltd. to Ningxia Tianyuan Manganese Industry Group Co., Ltd. The disposal of RMB115 million was recorded by the Group in its investment in the joint venture.

On 11 March 2019, the shareholders' meeting of Do-Fluoride (Fushun) Technology Development Co., Ltd. ("**Do-Fluoride**") resolved to reduce the registered capital of Do-Fluoride *pari passu* by each shareholder. The disposal of RMB20 million was recorded by the Company in its investment in the associate.

(Amounts expressed in thousands of RMB

8. EQUITY INVESTMENTS DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2019	31 December 2018
Non-current portion		
Stated at fair value		
Listed equity investments	**8,004**	6,441
Unlisted equity	**2,078,242**	1,723,384
	2,086,246	1,729,825

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

The gross gain in respect of the Group's equity instruments designated at fair value through other comprehensive income recognised in other comprehensive income amounted to RMB6 million for the six months ended 30 June 2019 (for the six months ended 30 June 2018: the gross loss amounted to RMB17 million).

9. TRADE RECEIVABLES/NOTES RECEIVABLE

	30 June 2019	31 December 2018 (Restated)
Trade receivables	**7,095,709**	5,868,796
Less: provision for impairment of receivables	**(729,718)**	(659,261)
	6,365,991	5,209,535
Notes receivable	**3,076,196**	2,894,482
	9,442,187	8,104,017

(Amounts expressed in thousands of RMB unless otherwise stated)

9. TRADE RECEIVABLES/NOTES RECEIVABLE (CONTINUED)

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payments. In some cases, credit terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2019, the ageing analysis of trade and notes receivables was as follows:

	30 June 2019	31 December 2018 (Restated)
Within 1 year	**7,497,439**	6,215,217
Between 1 and 2 years	**891,032**	906,302
Between 2 and 3 years	**435,238**	158,162
Over 3 years	**1,348,196**	1,483,597
	10,171,905	8,763,278
Less: provision for impairment of receivables	**(729,718)**	(659,261)
	9,442,187	8,104,017

As at 30 June 2019, the Group had pledged notes receivable amounting to RMB740 million (31 December 2018: notes receivables amounting to RMB934 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

10. SHARE CAPITAL

As at 31 December 2018 and 30 June 2019, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

On 31 January 2018, the Company and eight investors, including Huarong Ruitong Equity Investment Management Co., Ltd. (華融瑞通股權投資管理有限公司), China Life Insurance Co., Ltd. (中國人壽保險股份有限公司), Shenzhen Zhao Ping Aluminum Investment Center (limited partnership) (深圳市招平中鋁投資有限(有限合夥)), China Pacific Life Insurance Co., Ltd. (中國太平洋人壽保險股份有限公司), China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司), BOC Financial Asset Investment Co, Ltd. (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd. (工銀金融資產投資有限公司) and ABC Financial Asset Investment Co., Ltd. (農銀金融資產投資有限公司) (collectively called "Transferors") entered into the equity acquisition agreements, pursuant to which, the Company agreed to acquire and the Transferors agreed to sell their non-controlling equity interests in Chalco Shandong Co., Ltd., Chalco Zhongzhou Aluminum Co., Ltd., Baotou Aluminum Co., Ltd. and Chalco Mining Co., Ltd. (collectively called the "Target Companies"), at a consideration of approximately 2.1 billion ordinary shares of the Company, which was determined at the fair value of the non-controlling interests in the Target Companies of approximately RMB12.7 billion. Upon signing the equity acquisition agreements, together with the investment agreements and debt to equity swap agreements signed in 2017, the Transferors effectively surrendered their non-controlling interests in the Target Companies, which included the rights to profit or loss, voting rights and other shareholder rights of the Target Companies to the Group. Consequently the carrying values of the Transferors' non-controlling interests in the Target Companies of RMB10.7 billion were derecognised, and were transferred to the capital reserve of the Group in 2018.

On 25 February 2019, the Company completed the issuance of ordinary shares to these Transferors, and the total number of shares issued was 2,118,874,715.

The number of the Company's authorised ordinary shares was 17,022,672,951 at par value of RMB1.00 per share as at 30 June 2019. There were 14,903,798,236 ordinary shares and 17,022,672,951 ordinary shares issued and outstanding as at 31 December 2018 and 30 June 2019, respectively.

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2019	31 December 2018 (Restated)
Long-term loans and borrowings		
Finance lease payables	–	4,081,270
Lease liabilities	**9,536,097**	–
Bank and other loans		
– Secured *(Note (a))*	**12,631,586**	12,608,727
– Guaranteed	**2,761,400**	3,040,400
– Unsecured	**23,921,721**	30,491,613
	39,314,707	46,140,740
Medium-term notes and bonds, long-term bonds and private placement notes *(Note (b))*	**14,088,562**	10,094,861
Total long-term loans and borrowings	**62,939,366**	60,316,871
Current portion of finance lease payables	–	(2,328,358)
Current portion of lease liabilities	**(1,956,484)**	–
Current portion of medium-term notes and bonds, long-term bonds	**(399,619)**	(396,727)
Current portion of long-term bank and other loans	**(2,909,610)**	(3,384,400)
Non-current portion of long-term interest-bearing loans and borrowings	**57,673,653**	54,207,386

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	30 June 2019	31 December 2018 (Restated)
Short-term loans and borrowings		
Gold leasing arrangement	**7,347,365**	1,607,905
Bank and other loans		
– Secured *(Note (a))*	**741,500**	1,220,680
– Guaranteed	**200,000**	240,000
– Unsecured	**26,729,439**	37,887,420
	27,670,939	39,348,100
Short-term bonds, unsecured *(Note (b))*	**9,537,913**	500,000
Total short-term loans and borrowings	**44,556,217**	41,456,005
Current portion of lease liabilities	**1,956,484**	–
Current portion of finance lease payables	**–**	2,328,358
Current portion of medium-term notes and bonds, long-term bonds	**399,619**	396,727
Current portion of long-term bank and other loans	**2,909,610**	3,384,400
Total short-term interest-bearing loans and borrowings and current portion of long-term interest-bearing loans and borrowings	**49,821,930**	47,565,490

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notes:

(a) Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2019, a summary of these pledged assets was as follows:

	30 June 2019	31 December 2018
Property, plant and equipment *(note 6)*	**5,287,465**	4,168,239
Land use rights	**–**	328,116
Right-of-use assets	**335,849**	–
Intangible assets *(note 6)*	**772,597**	772,597
Investments in associates *(note 7)*	**535,244**	535,610
	6,931,155	5,804,562

As at 30 June 2019, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB1,299million and the non-current portion of long-term loans and borrowings amounting to RMB10,361 million were secured by the contractual right to charge users for electricity generated in the future (31 December 2018: the current portion of long-term loans and borrowings amounting to RMB1,354 million and the non-current portion of long-term loans and borrowings amounting to RMB10,155 million were secured by the contractual right to charge users for electricity generated in the future).

(Amounts expressed in thousands of RMB

11. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notes (continued):

(b) Issuance of short-term bonds and medium-term notes

On 15 March 2019, the Group completed an issuance of short-term bonds with a total face value of RMB1 billion at par value of RMB100 per unit which will mature in September 2019 for working capital needs. The fixed annual coupon interest rate of these bonds is 2.64%.

On 21 March 2019, the Group completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100 per unit which will mature in September 2019 for working capital needs. The fixed annual coupon interest rate of these bonds is 2.98%.

On 22 May 2019, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100 per unit which will mature in August 2019 for working capital needs. The fixed annual coupon interest rate of these bonds is 2.90%.

On 26 June 2019, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100 per unit which will mature in August 2019 for working capital needs. The fixed annual coupon interest rate of these bonds is 2.80%.

On 27 June 2019, the Group completed an issuance of short-term bonds with a total face value of RMB1 billion at par value of RMB100 per unit which will mature in August 2019 for working capital needs. The fixed annual coupon interest rate of these bonds is 2.78%.

On 23 January 2019, the Group completed an issuance of corporate bonds with a total face value of RMB2 billion at par value of RMB100 per unit which will mature in January 2022 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.80%.

On 24 May 2019, the Company completed an issuance of medium-term notes with total consideration of RMB2 billion at par value of RMB100.00 per unit which will mature in May 2024 for working capital needs and repayment of bank borrowings. The fixed annual interest rate of these notes is 4.08%.

(Amounts expressed in thousands of RMB unless otherwise stated)

12. TRADE AND NOTES PAYABLES

	30 June 2019	31 December 2018 (Restated)
Trade payables	**9,475,365**	8,570,102
Notes payable	**4,183,376**	5,439,162
	13,658,741	14,009,264

As at 30 June 2019, the ageing analysis of trade and notes payables was as follows:

	30 June 2019	31 December 2018 (Restated)
Within 1 year	**13,174,551**	13,598,040
Between 1 and 2 years	**225,713**	140,665
Between 2 and 3 years	**59,046**	47,654
Over 3 years	**199,431**	222,905
	13,658,741	14,009,264

The trade and notes payables are non-interest-bearing and are normally settled within one year. The trade payables over one year are mainly outstanding purchase payments.

(Amounts expressed in thousands of RMB

13. PROFIT BEFORE INCOME TAX

The Group's profit before tax is arrived at after charging/(crediting):

	For the six months ended 30 June	
	2019	2018 (Restated)
Purchase of inventories in relation to trading activities	**51,478,722**	40,120,916
Raw materials and consumables used and changes of inventories	**19,089,943**	17,736,503
Power and utilities	**7,550,282**	8,202,728
Depreciation and amortisation	**4,256,330**	3,886,169
Employee benefit expenses	**3,748,020**	2,987,632
Repair and maintenance	**793,288**	819,601
Transportation expenses	**1,313,294**	800,633
Logistic cost	**1,170,495**	732,562
Taxes other than income tax expense *(Note)*	**401,350**	425,961
Packaging expenses	**122,886**	111,620
Research and development expenses	**241,280**	135,582

Note: Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(Amounts expressed in thousands of RMB unless otherwise stated)

14. OTHER INCOME AND GAINS, NET

(a) Other income

For the six months ended 30 June 2019, government grants amounting to RMB77 million (for the six months ended 30 June 2018 (Restated): RMB100 million) were recognised as income for the period to compensate for the Group's certain costs incurred and business developments. There are no unfulfilled conditions or contingencies attached to the grants.

(b) Other gains, net

	For the six months ended 30 June	
	2019	2018 (Restated)
Gain on previously held equity interest remeasured at acquisition date fair value	**–**	123,673
Gain/(loss) on disposal of investment in a joint venture/an associate *(Note (a))*	**156,227**	(1,904)
Gain on dividends of equity investments designated at fair value through other comprehensive income	**48,991**	54,420
Gain on disposal of equity interest in subsidiaries *(Note (b))*	**260,914**	–
Realised (losses)/gains on futures, forward and option contracts, net *(Note (c))*	**(12,142)**	53,376
Unrealised (losses)/gains on futures, forward and option contracts, net *(Note (c))*	**(7,575)**	69,580
Gain on disposal of electrolytic aluminum capacity quota and property, plant and equipment, net *(Note (d))*	**528,276**	29,959
Compensation on land requisition	**–**	171,000
Others	**(43,021)**	(20,221)
	931,670	479,883

(Amounts expressed in thousands of RMB unless otherwise stated)

14. OTHER INCOME AND GAINS, NET (CONTINUED)

Notes:

(a) In March 2019, Ningxia Energy disposed through a public auction transfer, its 50% equity interest in Ningxia Zhongning Power Co., Ltd. to Ningxia Tianyuan Manganese Industry Group Co., Ltd. A gain of RMB156 million from disposal of investment in a joint venture was recorded by the Group in the current period. (For the six months ended 30 June 2018, a loss of RMB2 million from disposal of investment in an associate)

(b) On 30 January 2019, the Company entered into a Capital Contribution Agreement with Chinalco and its subsidiary Chinalco Innovative Development Investment Company Limited ("Chinalco Innovative"), pursuant to which the Company shall make a capital contribution to Chinalco Innovative with its 100% equity interests in China Aluminum Nanhai Alloy Co., Ltd. ("China Aluminum Nanhai Alloy"). After the transaction, the Company holds 19.49% in Chinalco Innovative. A gain of RMB258 million from disposal of a subsidiary was recorded by the Group in the current period.

On 20 February 2019, Chalco Energy Co., Ltd., a wholly-owned subsidiary of the Company, entered into equity transfer agreements with Chinalco Environment Protection Co., Ltd. on the partial disposal of 40% equity interests in Inner Mongolia Fengrong Co., Ltd. and 60% equity interests in Ningxia Fenghao Co., Ltd., respectively. A gain of RMB3 million from partial disposal of the two subsidiaries was recorded by the Group in the current period.

These disposals constitute related party transactions which was disclosed in note 21 (a).

(c) The Group does not apply hedge accounting for these futures, forward and option contracts.

(d) During the period, the transactions contributed to the gain on disposal of electrolytic aluminum capacity quota and property, plant and equipment are listed below:

(1) Pursuant to the agreement entered into between Shanxi Huasheng Co., Ltd. ("Shanxi Huasheng") and Heqing Yixin Aluminum Co., Ltd. ("Heqing Yixin") on 28 May 2019, the electrolytic aluminum capacity quota of 170,000 tonnes was transferred from Shanxi Huasheng to Heqing Yixin. A gain of RMB801 million from disposal of the aluminum capacity quota was recorded by the Group in the current period. The transfer constitutes a related party transaction which was disclosed in note 21 (a).

(2) In correlation with the transfer of the electrolytic aluminum capacity quota, the Group recognised the disposal loss of the related property, plant and equipment amounted to RMB267 million.

(Amounts expressed in thousands of RMB unless otherwise stated)

15. FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months ended 30 June	
	2019	2018 (Restated)
Interest income	**(212,839)**	(188,553)
Interest expense	**2,448,805**	2,490,837
Less: interest expense capitalised in property, plant and equipment	**(146,360)**	(253,188)
Interest expense, net of capitalised interest	**2,302,445**	2,237,649
Amortisation of unrecognised finance expenses	**–**	116,508
Interest on lease liabilities and other non-current liabilities	**261,801**	–
Exchange loss, net	**29,901**	442
Finance costs	**2,594,147**	2,354,599
Finance costs, net	**2,381,308**	2,166,046
Capitalisation rates during the period	**4.35% to 6.41%**	4.35% to 6.30%

16. INCOME TAX EXPENSE

	For the six months ended 30 June	
	2019	2018 (Restated)
Current income tax expense		
– PRC enterprise income tax	**390,975**	598,225
Deferred income tax expense	**21,318**	(26,886)
	412,293	571,339

(Amounts expressed in thousands of RMB unless otherwise stated)

17. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

Basic earnings per share was calculated by dividing the adjusted profit attributable to ordinary equity holders of the parent by the weighted average number of shares in issue during the period.

For the purpose of calculating basic earnings per share, the Group adjusted (i) the profit attributable to owners of the parent for the after-tax amounts of cumulative distribution reserved for the period of other equity instruments, which were issued by the Group and classified as equity instrument, and (ii) the weighted average effect of the shares to be issued as a consideration to acquire the non-controlling interests as disclosed in note 10.

	For the six months ended 30 June	
	2019	2018 (Restated)
Profit attributable to owners of the parent *(RMB)*	**705,762,293**	821,626,956
Other equity instruments' distribution *(RMB)*	**(106,000,000)**	(54,547,945)
Profit attributable to ordinary equity holders of the parent *(RMB)*	**599,762,293**	767,079,011
Shares		
Ordinary shares in issue at beginning of the period	**14,903,798,236**	14,903,798,236
Issuance of share capital *(note 10)*	**2,118,874,715**	–
Effect on equity exchange arrangement *(note 10)*	**–**	1,764,400,667
Weighted average ordinary shares in issue	**17,022,672,951**	16,668,198,903
Basic and diluted earnings per share *(RMB)*	**0.035**	0.046

18. DIVIDENDS

The board of directors of the Company did not recommend the distribution of an interim dividend for the six months ended 30 June 2019 (for the six months ended 30 June 2018: nil).

For the six months ended 30 June 2019 (Amounts expressed in thousands of RMB unless otherwise stated)

19. NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

		For the six months ended 30 June	
	Notes	**2019**	2018 (Restated)
Cash flows generated from operating activities			
Profit before income tax		**1,582,308**	1,906,316
Adjustments for:			
Share of profits and losses of joint ventures	7	**(60,097)**	114,634
Share of profits and losses of associates	7	**(70,138)**	7,337
Depreciation of property, plant and equipment	6	**3,422,440**	3,623,517
Depreciation of investment properties		**16,654**	10,342
Depreciation of right-of-use assets		**542,199**	–
Gain on disposal of electrolytic aluminum capacity quota and property, plant and equipment, net	14(d)	**(528,276)**	(29,959)
Impairment loss of property, plant and equipment		**–**	39,423
Amortisation of intangible assets	6	**169,935**	138,179
Amortisation of land use rights		**–**	53,139
Amortisation of prepaid expenses		**105,102**	60,992
Realised and unrealised losses/(gains) on futures, option and forward contracts	14	**19,717**	(122,956)
(Gain)/loss on disposal of investments in a joint venture and an associate	14	**(156,227)**	1,904
Gain on disposal of subsidiaries	14	**(260,914)**	–
Gain on previously held equity interest remeasured at acquisition-date fair value	14	**–**	(123,673)
Gain on dividends of equity investments designated at fair value through other comprehensive income	14	**(48,991)**	(54,420)
Finance costs	15	**2,594,147**	2,354,599
Changes in special reserves		**67,923**	57,206
Others		**(20,992)**	(8,475)
		7,374,790	8,028,105

(Amounts expressed in thousands of RMB unless otherwise stated)

19. NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES (CONTINUED)

	For the six months ended 30 June	
	2019	2018 (Restated)
Cash flows generated from operating activities (continued)		
Changes in working capital:		
Increase in inventories	**(1,840,314)**	(2,261,198)
Increase in trade and notes receivables	**(2,098,707)**	(2,530,867)
(Increase)/decrease in other current assets	**(1,303,971)**	259,462
Decrease/(increase) in restricted cash	**508,217**	(292,687)
Decrease in other non-current assets	**211,740**	23,483
(Decrease)/increase in trade and notes payables	**(313,280)**	2,966,848
Increase in other payables, accrued expenses and contract liabilities	**748,182**	1,149,702
Decrease in other non-current liabilities	**(47,242)**	(126,453)
Cash generated from operations	**3,239,415**	7,216,395
PRC enterprise income tax paid	**(209,784)**	(415,448)
Net cash flows generated from operating activities	**3,029,631**	6,800,947
Major non-cash transactions of investing activities and financing activities		
Endorsement of notes receivable for settlement of purchase of property, plant and equipment	**704,537**	1,157,412

(Amounts expressed in thousands of RMB unless otherwise stated)

20. COMMITMENTS

(a) Capital commitments of property, plant and equipment

	30 June 2019	31 December 2018
Contracted, but not provided for	**5,744,533**	3,942,933

(b) Other capital commitments

As at 30 June 2019, the Group was committed to make capital contributions to its joint ventures and associates as follows:

	30 June 2019	31 December 2018
Joint ventures	**460,000**	460,000
Associates	**33,800**	82,800
	493,800	542,800

(Amounts expressed in thousands of RMB

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a) Significant related party transactions

	For the six months ended 30 June	
	2019	2018 (Restated)
Sales of goods and services rendered:		
Sales of materials and finished goods to:		
Chinalco and its subsidiaries	**6,156,233**	5,715,311
Associates of Chinalco	**54,895**	267,328
Joint ventures of Chinalco	**–**	39,723
Joint ventures	**2,825,417**	2,535,571
Associates	**1,924,438**	301,568
	10,960,983	8,859,501
Provision of utility services to:		
Chinalco and its subsidiaries	**264,226**	304,676
Joint ventures	**199,729**	149,931
Associates	**7,887**	12,357
	471,842	466,964

(Amounts expressed in thousands of RMB unless otherwise stated)

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2019	2018 (Restated)
Provision of engineering, construction and supervisory services to:		
Chinalco and its subsidiaries	–	45,977
Rental revenue on land use rights and buildings from:		
Chinalco and its subsidiaries	**20,147**	18,691
Joint ventures	**707**	703
	20,854	19,394

(Amounts expressed in thousands of RMB

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2019	2018 (Restated)
Purchases of goods and services:		
Purchases of engineering, construction and supervisory services from:		
Chinalco and its subsidiaries	**814,550**	1,001,579
Associates	**6,705**	195,179
	821,255	1,196,758
Purchases of key and auxiliary materials, equipment and finished goods from:		
Chinalco and its subsidiaries	**4,590,794**	1,442,143
Joint ventures	**2,074,733**	4,293,003
Joint ventures of Chinalco	**–**	620,998
Associates	**177,498**	–
	6,843,025	6,356,144
Provision of social services and logistics services by:		
Chinalco and its subsidiaries	**140,915**	154,249
Provision of utility services by:		
Chinalco and its subsidiaries	**453,383**	584,413
Joint ventures	**270**	–
Associates	**2,194**	–
	455,847	584,413

For the six months ended 30 June 2019 (Amounts expressed in thousands of RMB unless otherwise stated)

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2019	2018 (Restated)
Provision of other services by:		
Chinalco and its subsidiaries	**112,066**	–
A joint venture	**–**	132,731
	112,066	132,731
Rents for land use right and buildings charged by:		
Chinalco and its subsidiaries	**–**	222,636
Rents for right-of-use assets charged by:		
Chinalco and its subsidiaries	**228,084**	–
Other significant related party transactions:		
Borrowings from subsidiaries of Chinalco	**2,240,000**	2,650,100
Interest expenses on borrowings and discounted notes from subsidiaries of Chinalco	**77,539**	81,425
Proceeds from sales of property, plant and equipment under sale and finance leaseback contracts:		
A subsidiary of Chinalco	**100,000**	225,080
Finance lease payments under sale and leaseback contracts:		
A subsidiary of Chinalco	**100,000**	225,095
Disposal of assets to:		
A subsidiary of Chinalco	**41,573**	5,813

(Amounts expressed in thousands of RMB

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

Other transactions with related parties

As at 30 June 2019, the financial guarantees provided by the Group to a joint venture were RMB12 million (31 December 2018: RMB12 million).

For the six months ended 30 June 2019, the notes receivable discounted to a subsidiary of Chinalco were RMB245 million (for the six months ended 30 June 2018: RMB1,249 million).

As disclosed in note 4a), the Group acquired a 100% equity interest in Suzhou Zhongcai from Zhongse Technology and Suzhou Research Institute, which constituted a related party transaction.

As disclosed in note 14, during the six months ended 30 June 2019, the Group entered into transactions with its fellow subsidiaries including the disposals of subsidiaries and disposal of electronic aluminum capacity quota. These transactions constitute related party transactions.

Pursuant to the agreement entered into between the Company's subsidiary, Shanxi New Material Co., Ltd. ("Shanxi New Material") and Shanxi Aluminum Co., Ltd. ("Shanxi Aluminum") on 22 January 2019, certain assets of Shanxi Aluminum amounted to RMB177 million were acquired by Shanxi New Material. The acquisition constitutes a related party transaction.

(Amounts expressed in thousands of RMB unless otherwise stated)

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

Other transactions with related parties (continued)

For the six months ended 30 June 2019, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("**SOEs**")) (excluding Chinalco and its subsidiaries) constituted a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at 30 June 2019 and the relevant interest earned or paid during the period were transacted with banks and other financial institutions which are also SOEs. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

(b) Key management personnel compensation

	For the six months ended 30 June	
	2019	2018
Fees	**354**	354
Basic salaries, housing fund, other allowances and benefits in kind	**2,439**	2,058
Pension costs – defined contribution schemes *(Note)*	**271**	144
	3,064	2,556

Note: The Group provides pension to key management personnel in accordance with the regulations of the relevant PRC government authorities.

(Amounts expressed in thousands of RMB unless otherwise stated)

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties

Other than those disclosed elsewhere in the interim condensed consolidated financial statements, the outstanding balances with related parties as at 30 June 2019 were as follows:

	30 June 2019	31 December 2018 (Restated)
Cash and cash equivalents:		
A subsidiary of Chinalco	**5,267,077**	9,101,541
Trade and notes receivables:		
Chinalco and its subsidiaries	**1,509,727**	1,281,395
Associates of Chinalco	**11,000**	18,655
Joint ventures	**1,142,411**	819,878
Associates	**2,465**	6,615
Provision for impairment of receivables	**(64,852)**	(77,657)
	2,600,751	2,048,886
Other current assets:		
Chinalco and its subsidiaries	**345,987**	830,615
Joint ventures	**1,379,439**	1,424,678
Associates	**53,267**	29,701
Provision for impairment of other current assets	**(41,703)**	(40,830)
	1,736,990	2,244,164
Other non-current assets:		
Associates	**111,845**	111,845

For the six months ended 30 June 2019 (Amounts expressed in thousands of RMB unless otherwise stated)

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (continued)

	30 June 2019	31 December 2018 (Restated)
Interest-bearing loans and borrowings:		
Subsidiaries of Chinalco	**10,226,904**	4,383,033
Trade and notes payables:		
Chinalco and its subsidiaries	**327,156**	404,278
Joint ventures	**1,009,106**	631,570
Associates	**932**	13,033
Associates of Chinalco	**–**	4,012
	1,337,194	1,052,893
Other payables and accrued liabilities:		
Chinalco and its subsidiaries	**1,836,526**	1,930,947
Associates of Chinalco	**1,019**	17,128
Associates	**26,403**	148,978
Joint ventures	**13,210**	8,860
	1,877,158	2,105,913
Contract liabilities:		
Chinalco and its subsidiaries	**36,106**	22,307
Associates of Chinalco	**8**	20
Associates	**4,770**	12,451
Joint ventures	**93,402**	94,367
	134,286	129,145

(Amounts expressed in thousands of RMB

21. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (continued)

As at 30 June 2019, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB38,798 million (31 December 2018: RMB42,553 million) and RMB31,409 million (31 December 2018: RMB41,189 million), respectively.

All the balances were unsecured, except for loans and borrowings, and the entrusted loans, and all the balances were interest-free, except for loans and borrowings, and receivables arising from disposal of subsidiaries, business and assets.

(d) Commitments with related parties

As at 30 June 2019, except for the other capital commitments disclosed in note 20(b) to these interim condensed consolidated financial statements, the Group had no significant commitments with other related parties.

* The related party transactions listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(Amounts expressed in thousands of RMB unless otherwise stated)

22. FINANCIAL RISK MANAGEMENT

22.1 Financial risk management

(a) *Financial risk factors*

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2018.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to the last year end, there was no material change in the status of credit risk.

(b) *Market risk*

The Group's market risk mainly relates to the foreign currency risk, interest rate risk and commodity price risk. There have been no changes in the risk management department or in any risk management policies since the last year end. Compared to the last year end, there was no material change in the status of market risk.

(c) *Liquidity risk*

As at 30 June 2019, the Group had total banking facilities of approximately RMB180,439 million, of which amounts totalling RMB69,148 million have been utilised as at 30 June 2019. Banking facilities of approximately RMB97,139 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

(Amounts expressed in thousands of RMB

22. FINANCIAL RISK MANAGEMENT (CONTINUED)

22.1 Financial risk management (continued)

(c) Liquidity risk (continued)

The table below is the analysis of the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 30 June 2019					
Lease liabilities, including current portion	2,396,553	1,274,222	1,634,290	10,742,264	16,047,329
Long-term bank and other loans, including current portion	2,909,610	7,004,594	10,802,835	18,597,668	39,314,707
Medium-term notes and bonds, including current portion	400,000	2,000,000	11,785,840	–	14,185,840
Short-term bonds	9,500,000	–	–	–	9,500,000
Gold leasing arrangement	7,347,365	–	–	–	7,347,365
Short-term bank and other loans	27,670,939	–	–	–	27,670,939
Interest payables for bank borrowings and notes	5,539,128	2,517,396	4,862,862	998,662	13,918,048
Financial liabilities at fair value through profit or loss	1,152	–	–	–	1,152
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,334,229	–	–	–	8,334,229
Financial liabilities included in other non-current liabilities *(Note)*	–	160,384	394,104	421,700	976,188
Trade and notes payables	13,658,741	–	–	–	13,658,741
	77,757,717	12,956,596	29,479,931	30,760,294	150,954,538

Note: As at 30 June 2019, the carrying value of financial liabilities included in other non-current liabilities was RMB864 million (31 December 2018: RMB841 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

22. FINANCIAL RISK MANAGEMENT (CONTINUED)

22.2 Financial instruments

Fair values

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amount		Fair value	
	30 June 2019 (Unaudited)	31 December 2018 (Audited)	**30 June 2019 (Unaudited)**	31 December 2018 (Audited)
Financial assets				
Other non-current assets	**150,006**	204,718	**132,270**	182,132
Financial liabilities				
Non-current				
Long-term interest-bearing loans and borrowings	**50,094,040**	54,207,386	**48,831,454**	53,207,052
Financial liabilities included in other non-current liabilities	**864,389**	841,059	**855,965**	816,529
	50,958,429	55,048,445	**49,687,419**	54,023,581

(Amounts expressed in thousands of RMB

22. FINANCIAL RISK MANAGEMENT (CONTINUED)

22.2 Financial instruments (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2019	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:				
Futures contracts	7,952	–	–	7,952
Financial product	–	2,000,000	–	2,000,000
Debt instruments at fair value through other comprehensive income – notes receivable	–	3,076,196	–	3,076,196
Equity investments designated at fair value through other comprehensive income:				
Listed equity investments	8,004	–	–	8,004
Other unlisted investments	–	–	2,078,242	2,078,242
	15,956	5,076,196	2,078,242	7,170,394

(Amounts expressed in thousands of RMB unless otherwise stated)

22. FINANCIAL RISK MANAGEMENT (CONTINUED)

22.2 Financial instruments (continued)

Fair value hierarchy (continued)

Liabilities measured at fair value

As at 30 June 2019	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss:				
Futures contracts	1,152	–	–	1,152
	1,152	–	–	1,152

During the six-month period ended 30 June 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

(Amounts expressed in thousands of RMB

22. FINANCIAL RISK MANAGEMENT (CONTINUED)

22.2 Financial instruments (continued)

Fair value hierarchy (continued)

Below is a summary of significant unobservable inputs to the valuation of financial instruments as at 30 June 2019 and 31 December 2018:

As at 30 June 2019	Valuation Technique	Significant unobservable inputs	Range *(Note (a))*
Equity investments in Size Industry Investment Fund			
30 June 2019	Net Assets Method	Share of Net Assets	1,650,000
31 December 2018	Net Assets Method	Share of Net Assets	1,650,000

Note:

(a) The range represents Company's share in the net assets of Size Industry Investment Fund, i.e., 33% of RMB5,000 million.

23. CONTINGENT LIABILITIES

During the six months ended 30 June 2019, a contractor had sued against the Group for the payments of project construction fees and related interest aggregating to RMB442 million, which mainly arose from contract variation orders without merits and disagreed by the Group. As an administrative process, the local courts held to freeze the Group's bank accounts or other equivalent assets amounting to RMB214 million. As at 30 June 2019 and as at the date of approval of these financial statements, the local courts have already frozen several bank accounts of the Group aggregating to RMB31 million and a real estate of the Group of net book value amounting to RMB46 million. Currently the lawsuit is in progress and the outcome is unknown. However, after taking into account independent legal opinion, the directors are of opinion that the eventual outcome of the above lawsuits shall not have a material adverse financial effect on the Group and hence no provision was made in respect thereof in the Group's condensed consolidated financial statements for the six months ended 30 June 2019.

(Amounts expressed in thousands of RMB unless otherwise stated)

24. EVENTS AFTER THE REPORTING PERIOD

On 25 July 2019, the Group completed an issuance of short-term bonds with a total face value of RMB1 billion at par value of RMB100.00 per unit which will mature in September 2019 for working capital needs. The fixed annual coupon interest rate of these bonds is 2.70%.

On 9 August 2019, the Group completed an issuance of corporate bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in August 2029 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 4.55%.

25. COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combination under common control and the accounting policy change for government grants occurred during the year ended 31 December 2018 and the six months ended 30 June 2019.

26. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on 27 August 2019.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the People's Republic of China
27 August 2019

As at the date of this announcement, the members of the Board comprise Mr. Lu Dongliang, Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou (Executive Directors); Mr. Ao Hong and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purposes only*